As filed with the Securities and Exchange Commission on August 29, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934




                                HSBC Holdings plc

              42nd Floor, 8 Canada Square, London E14 5HQ, England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F...X...                                   Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes......                                          No...X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A..............................

The following items are hereby incorporated by reference in HSBC Holdings plc's Registration Statement on Form F-3 (File No.333-92024):

1. Item 8 (other than the table captioned "Selected Quarterly Financial Data (Unaudited)") from Household International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002 (File. No.001-08198), a copy of which is attached hereto as Annex A.

2. Item 1 from Household International, Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File. No.001-08198), a copy of which is attached hereto as Annex B.

3. Exhibit 99.1 Consent of KPMG LLP.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              HSBC Holdings plc

                                              By: /s/ P A Stafford
                                                  ----------------
                                              Name:  P A Stafford
                                              Title: Assistant Group Secretary
                                              Date:  August 27, 2003

Annex A

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     Our 2002 Financial Statements meet the requirements of Regulation S-X. The 2002 Financial Statements and supplementary financial information specified by
Item 302 of Regulation S-K are set forth below.

                 HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEAR ENDED DECEMBER 31
                                                              -------------------------------------
                                                                 2002          2001         2000
                                                              -----------   ----------   ----------
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
Finance and other interest income...........................   $10,525.6     $9,961.3     $8,650.6
Interest expense............................................     3,871.3      4,173.8      3,928.9
                                                               ---------     --------     --------
Net interest margin.........................................     6,654.3      5,787.5      4,721.7
Provision for credit losses on owned receivables............     3,732.0      2,912.9      2,116.9
                                                               ---------     --------     --------
Net interest margin after provision for credit losses.......     2,922.3      2,874.6      2,604.8
                                                               ---------     --------     --------
Securitization revenue......................................     2,134.0      1,762.9      1,459.3
Insurance revenue...........................................       716.4        662.4        561.2
Investment income...........................................       182.0        167.7        174.2
Fee income..................................................       948.4        903.5        760.2
Other income................................................       543.4        322.5        228.8
Loss on disposition of Thrift assets and deposits...........      (378.2)          --           --
                                                               ---------     --------     --------
Total other revenues........................................     4,146.0      3,819.0      3,183.7
                                                               ---------     --------     --------
Salaries and fringe benefits................................     1,817.0      1,597.2      1,312.1
Sales incentives............................................       255.9        273.2        203.6
Occupancy and equipment expense.............................       371.1        337.4        306.6
Other marketing expenses....................................       531.0        490.4        443.6
Other servicing and administrative expenses.................       888.9        716.8        595.0
Amortization of acquired intangibles and goodwill...........        57.8        157.6        166.4
Policyholders' benefits.....................................       368.8        302.6        261.7
Settlement charge and related expenses......................       525.0           --           --
                                                               ---------     --------     --------
Total costs and expenses....................................     4,815.5      3,875.2      3,289.0
                                                               ---------     --------     --------
Income before income taxes..................................     2,252.8      2,818.4      2,499.5
Income taxes................................................       695.0        970.8        868.9
                                                               ---------     --------     --------
Net income..................................................   $ 1,557.8     $1,847.6     $1,630.6
                                                               =========     ========     ========
EARNINGS PER COMMON SHARE
Net income..................................................   $ 1,557.8     $1,847.6     $1,630.6
Preferred dividends.........................................       (62.8)       (15.5)        (9.2)
                                                               ---------     --------     --------
Earnings available to common shareholders...................   $ 1,495.0     $1,832.1     $1,621.4
                                                               =========     ========     ========
Average common shares.......................................       459.3        462.0        471.8
Average common and common equivalent shares.................       464.6        468.1        476.2
                                                               ---------     --------     --------
Basic earnings per common share.............................   $    3.26     $   3.97     $   3.44
                                                               =========     ========     ========
Diluted earnings per common share...........................   $    3.22     $   3.91     $   3.40
                                                               =========     ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                 HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                 AT DECEMBER 31
                                                              ---------------------
                                                                2002        2001
                                                              ---------   ---------
                                                              (IN MILLIONS, EXCEPT
                                                                   SHARE DATA)
                                      ASSETS
Cash........................................................  $   797.7   $   543.6
Investment securities.......................................    7,584.0     3,580.5
Receivables, net............................................   82,050.5    79,263.5
Acquired intangibles, net...................................      386.4       455.6
Goodwill....................................................    1,122.1     1,107.4
Properties and equipment, net...............................      535.1       531.1
Real estate owned...........................................      427.1       398.9
Derivative financial assets.................................    1,863.5        97.2
Other assets................................................    3,094.2     2,933.1
                                                              ---------   ---------
Total assets................................................  $97,860.6   $88,910.9
                                                              =========   =========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Debt:
  Deposits..................................................  $   821.2   $ 6,562.3
  Commercial paper, bank and other borrowings...............    6,128.3    12,024.3
  Senior and senior subordinated debt (with original
    maturities over one year)...............................   74,776.2    56,823.6
                                                              ---------   ---------
Total debt..................................................   81,725.7    75,410.2
Insurance policy and claim reserves.........................    1,047.6     1,094.5
Derivative related liabilities..............................    1,183.9       835.2
Other liabilities...........................................    2,512.3     2,297.3
                                                              ---------   ---------
Total liabilities...........................................   86,469.5    79,637.2
Company obligated mandatorily redeemable preferred
  securities of
  subsidiary trusts*........................................      975.0       975.0
Preferred stock.............................................    1,193.2       455.8
Common shareholders' equity:
  Common stock, $1.00 par value, 750,000,000 shares
    authorized; 551,811,025 and 551,684,740 shares issued at
    December 31, 2002 and 2001, respectively................      551.8       551.7
  Additional paid-in capital................................    1,911.3     2,030.0
  Retained earnings.........................................    9,885.6     8,837.5
  Accumulated other comprehensive income (loss).............     (694.9)     (732.4)
  Less common stock in treasury, 77,197,686 and 94,560,437
    shares at December 31, 2002 and 2001, respectively, at
    cost....................................................   (2,430.9)   (2,843.9)
                                                              ---------   ---------
Total common shareholders' equity...........................    9,222.9     7,842.9
                                                              ---------   ---------
Total liabilities and shareholders' equity..................  $97,860.6   $88,910.9
                                                              =========   =========

---------------

* The sole assets of the trusts are Junior Subordinated Deferrable Interest Notes issued by Household International, Inc. in November 2001, January 2001, June 2000, March 1998 and June 1995, bearing interest at 7.50, 8.25, 10.00,
  7.25 and 8.25 percent, respectively, with principal balances of $206.2, $206.2, $309.3, $206.2 and $77.3 million, respectively, and due November 15, 2031, January 30, 2031, June 30, 2030, December 31, 2037, and June 30, 2025,
  respectively.

  The accompanying notes are an integral part of these consolidated financial statements.

                 HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEAR ENDED DECEMBER 31
                                                              ------------------------------------
                                                                 2002         2001         2000
                                                              ----------   ----------   ----------
                                                                         (IN MILLIONS)
CASH PROVIDED BY OPERATIONS
  Net income................................................  $  1,557.8   $  1,847.6   $  1,630.6
  Adjustments to reconcile net income to net cash provided
    by operations:
    Provision for credit losses on owned receivables........     3,732.0      2,912.9      2,116.9
    Insurance policy and claim reserves.....................        16.1        204.2         36.6
    Depreciation and amortization...........................       233.3        314.7        308.1
    Deferred income tax provision...........................      (119.6)        (6.1)        46.1
    Interest-only strip receivables, net change.............      (139.0)      (100.6)       (59.0)
    Other assets............................................      (136.0)      (112.9)      (265.6)
    Other liabilities.......................................       325.2       (107.2)       574.0
    Other, net..............................................     1,996.0        564.9       (200.1)
                                                              ----------   ----------   ----------
  Cash provided by operations...............................     7,465.8      5,517.5      4,187.6
                                                              ----------   ----------   ----------
INVESTMENTS IN OPERATIONS
  Investment securities:
    Purchased...............................................    (5,288.6)    (1,744.2)      (804.4)
    Matured.................................................     2,161.3        481.9        451.5
    Sold....................................................       642.2        686.3        238.4
  Short-term investment securities, net change..............    (1,254.0)       255.9        (47.8)
  Receivables:
    Originations, net.......................................   (47,424.5)   (45,210.3)   (41,017.3)
    Purchases and related premiums..........................    (1,072.6)    (1,577.4)    (4,162.8)
    Initial and fill-up securitizations.....................    36,278.3     30,167.9     28,005.9
    Whole loan sales........................................     6,287.0      1,011.3           --
  Acquisition of business operations........................          --           --        (87.1)
  Properties and equipment purchased........................      (158.6)      (175.2)      (173.8)
  Properties and equipment sold.............................        20.0         20.3         16.3
                                                              ----------   ----------   ----------
  Cash decrease from investments in operations..............    (9,809.5)   (16,083.5)   (17,581.1)
                                                              ----------   ----------   ----------
FINANCING AND CAPITAL TRANSACTIONS
  Short-term debt and demand deposits, net change...........    (6,232.5)     1,300.9        182.0
  Time certificates, net change.............................    (1,409.8)    (2,118.6)     3,219.7
  Disposition of Thrift deposits............................    (4,258.9)          --           --
  Senior and senior subordinated debt issued................    30,619.6     21,172.0     21,608.3
  Senior and senior subordinated debt retired...............   (16,275.9)    (9,107.0)   (11,152.0)
  Policyholders' benefits paid..............................      (286.8)       (85.7)      (117.6)
  Cash received from policyholders..........................        92.4         60.4         60.2
  Shareholders' dividends...................................      (509.7)      (406.6)      (358.9)
  Issuance of company obligated mandatorily redeemable
    preferred securities of subsidiary trusts...............          --        400.0        300.0
  Redemption of company obligated mandatorily redeemable
    preferred securities of subsidiary trusts...............          --       (100.0)          --
  Issuance of preferred stock...............................       726.4        291.4           --
  Purchase of treasury stock................................      (279.6)      (916.3)      (209.3)
  Common stock offering.....................................       399.8           --           --
  Issuance of common stock for employee benefit plans.......       135.6        121.8         64.4
                                                              ----------   ----------   ----------
  Cash increase from financing and capital transactions.....     2,720.6     10,612.3     13,596.8
                                                              ----------   ----------   ----------
  Effect of exchange rate changes on cash...................      (122.8)         7.1         16.3
                                                              ----------   ----------   ----------
  Increase in cash..........................................       254.1         53.4        219.6
  Cash at January 1.........................................       543.6        490.2        270.6
                                                              ----------   ----------   ----------
  Cash at December 31.......................................  $    797.7   $    543.6   $    490.2
                                                              ==========   ==========   ==========
  SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid.............................................  $  3,995.1   $  4,511.2   $  3,920.6
  Income taxes paid.........................................       863.9        979.5        689.9
                                                              ----------   ----------   ----------
  SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES:
  Common stock issued for acquisition.......................  $       --   $       --   $    209.4
                                                              ==========   ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                 HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF CHANGES IN PREFERRED STOCK
                        AND COMMON SHAREHOLDERS' EQUITY

                                                                             COMMON SHAREHOLDERS' EQUITY
                                                    -----------------------------------------------------------------------------
                                                                                       ACCUMULATED                      TOTAL
                                                             ADDITIONAL                   OTHER          COMMON        COMMON
                                        PREFERRED   COMMON    PAID-IN     RETAINED    COMPREHENSIVE     STOCK IN    SHAREHOLDERS'
                                          STOCK     STOCK     CAPITAL     EARNINGS   INCOME (LOSS)(1)   TREASURY       EQUITY
                                        ---------   ------   ----------   --------   ----------------   ---------   -------------
                                                       (ALL AMOUNTS EXCEPT PER SHARE DATA ARE STATED IN MILLIONS)
BALANCE AT DECEMBER 31, 1999..........  $  164.4    $550.4    $1,780.8    $6,124.8       $(256.9)       $(1,962.1)    $6,237.0
                                        --------    ------    --------    --------       -------        ---------     --------
Net income............................                                     1,630.6                                     1,630.6
Other comprehensive income, net of
  tax:
  Unrealized gains on investments and
    interest-only strip receivables,
    net of reclassification
    adjustment........................                                                      95.1                          95.1
  Foreign currency translation
    adjustments.......................                                                     (52.9)                        (52.9)
                                                                                         -------                      --------
Total comprehensive income............                                                                                 1,672.8
Cash dividends:
  Preferred at stated rates...........                                        (9.2)                                       (9.2)
  Common, $.74 per share..............                                      (349.7)                                     (349.7)
Exercise of stock options.............                 .5         20.7                                       30.6         51.8
Issuance of common stock for employee
  benefit plans.......................                 .2        124.5                                      149.1        273.8
Purchase of treasury stock............                                                                     (209.3)      (209.3)
                                        --------    ------    --------    --------       -------        ---------     --------
BALANCE AT DECEMBER 31, 2000..........     164.4    551.1      1,926.0     7,396.5        (214.7)        (1,991.7)     7,667.2
                                        --------    ------    --------    --------       -------        ---------     --------
Net income............................                                     1,847.6                                     1,847.6
Other comprehensive income, net of
  tax:
  Cumulative effect of change in
    accounting principle (SFAS No.
    133)..............................                                                    (241.4)                       (241.4)
  Unrealized losses on cashflow
    hedging instruments, net of
    reclassification adjustment.......                                                    (457.7)                       (457.7)
  Unrealized gains on investments and
    interest-only strip receivables,
    net of reclassification
    adjustment........................                                                     199.5                         199.5
  Foreign currency translation
    adjustments.......................                                                     (18.1)                        (18.1)
                                                                                         -------                      --------
Total comprehensive income............                                                                                 1,329.9
Cash dividends:
  Preferred at stated rates...........                                       (15.5)                                      (15.5)
  Common, $.85 per share..............                                      (391.1)                                     (391.1)
Issuance of preferred stock...........     291.4                                                                            --
Exercise of stock options.............                 .5         31.2                                       15.2         46.9
Issuance of common stock for employee
  benefit plans.......................                 .1         72.8                                       48.9        121.8
Purchase of treasury stock............                                                                     (916.3)      (916.3)
                                        --------    ------    --------    --------       -------        ---------     --------
BALANCE AT DECEMBER 31, 2001..........     455.8    551.7      2,030.0     8,837.5        (732.4)        (2,843.9)     7,842.9
                                        --------    ------    --------    --------       -------        ---------     --------
Net income............................                                     1,557.8                                     1,557.8
Other comprehensive income, net of
  tax:
  Unrealized losses on cashflow
    hedging instruments, net of
    reclassification adjustment.......                                                     (37.4)                        (37.4)
  Unrealized gains on investments and
    interest-only strip receivables,
    net of reclassification
    adjustment........................                                                      96.0                          96.0
  Foreign currency translation and
    other adjustments.................                                                     (21.1)                        (21.1)
                                                                                         -------                      --------
Total comprehensive income............                                                                                 1,595.3
Cash dividends:
  Preferred at stated rates...........                                       (62.8)                                      (62.8)
  Common, $.97 per share..............                                      (446.9)                                     (446.9)
Issuance of preferred stock...........     737.4                 (11.0)                                                  (11.0)
Exercise of stock options.............                 .1          5.2                                        1.7          7.0
Issuance of common stock for employee
  benefit plans.......................                            49.9                                       96.9        146.8
Common stock offering.................                          (194.2)                                     594.0        399.8
Issuance of Adjustable Conversion-Rate
  Equity Security Units...............                            31.4                                                    31.4
Purchase of treasury stock............                                                                     (279.6)      (279.6)
                                        --------    ------    --------    --------       -------        ---------     --------
BALANCE AT DECEMBER 31, 2002..........  $1,193.2    $551.8    $1,911.3    $9,885.6       $(694.9)       $(2,430.9)    $9,222.9
                                        ========    ======    ========    ========       =======        =========     ========

---------------

(1) Accumulated other comprehensive income (loss) includes the following:

                                                                         AT DECEMBER 31
                                                              -------------------------------------
                                                               2002      2001      2000      1999
                                                              -------   -------   -------   -------
                                                                          (IN MILLIONS)
Unrealized losses on cashflow hedging instruments...........  $(736.5)  $(699.1)       --        --
Unrealized gains (losses) on investments and interest-only
  strip receivables:
  Gross unrealized gains (losses)...........................    500.3     351.7   $  41.6   $(109.8)
  Income tax expense (benefit)..............................    181.0     128.4      17.8     (38.5)
                                                              -------   -------   -------   -------
  Net unrealized gains (losses).............................    319.3     223.3      23.8     (71.3)
Cumulative adjustments for foreign currency translation and
  other adjustments.........................................   (277.7)   (256.6)   (238.5)   (185.6)
                                                              -------   -------   -------   -------
Total.......................................................  $(694.9)  $(732.4)  $(214.7)  $(256.9)
                                                              =======   =======   =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                 HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF CHANGES IN PREFERRED STOCK
                 AND COMMON SHAREHOLDERS' EQUITY -- (CONTINUED)

                                                                                         COMMON STOCK
                                                              PREFERRED   -------------------------------------------
SHARES OUTSTANDING                                              STOCK       ISSUED      IN TREASURY   NET OUTSTANDING
------------------                                            ---------   -----------   -----------   ---------------
BALANCE AT DECEMBER 31, 1999................................  1,398,279   550,431,057   (82,519,612)    467,911,445
Exercise of common stock options............................                  516,823     1,531,458       2,048,281
Issuance of common stock for employee benefit plans.........                  152,285     6,321,263       6,473,548
Purchase of treasury stock..................................                             (5,413,615)     (5,413,615)
                                                              ---------   -----------   -----------     -----------
BALANCE AT DECEMBER 31, 2000................................  1,398,279   551,100,165   (80,080,506)    471,019,659
Issuance of preferred stock.................................    300,000
Exercise of common stock options............................                  548,744     1,466,979       2,015,723
Issuance of common stock for employee benefit plans.........                   35,831     1,450,484       1,486,315
Purchase of treasury stock..................................                            (17,397,394)    (17,397,394)
                                                              ---------   -----------   -----------     -----------
BALANCE AT DECEMBER 31, 2001................................  1,698,279   551,684,740   (94,560,437)    457,124,303
Issuance of preferred stock.................................    750,000
Exercise of common stock options............................                  126,285       604,692         730,977
Issuance of common stock for employee benefit plans.........                              2,803,859       2,803,859
Common stock offering.......................................                             18,700,000      18,700,000
Purchase of treasury stock..................................                             (4,745,800)     (4,745,800)
                                                              ---------   -----------   -----------     -----------
BALANCE AT DECEMBER 31, 2002................................  2,448,279   551,811,025   (77,197,686)    474,613,339
                                                              =========   ===========   ===========     ===========

COMPREHENSIVE INCOME

     We adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. The adoption was accounted for as a cumulative effect of a change in accounting principle. The table below discloses reclassification adjustments and the related tax effects allocated to each component of other comprehensive income (expense) including unrealized gains (losses) on cash flow hedging instruments, unrealized gains (losses) on investments and interest-only strip receivables and foreign currency translation and other adjustments.

                                                                              TAX
                                                                           (EXPENSE)
                   YEAR ENDED DECEMBER 31                     BEFORE-TAX    BENEFIT    NET-OF-TAX
                   ----------------------                     ----------   ---------   ----------
                                                                         (IN MILLIONS)
2000
Unrealized gains (losses) on investments and interest-only
  strip receivables:
  Net unrealized holding gains arising during the period....  $   152.2     $(56.6)     $  95.6
  Less: Reclassification adjustment for gains realized in
    net income..............................................        (.8)        .3          (.5)
                                                              ---------     ------      -------
  Net unrealized gains on investments and interest-only
    strip receivables.......................................      151.4      (56.3)        95.1
Foreign currency translation adjustments....................      (75.3)      22.4        (52.9)
                                                              ---------     ------      -------
Other comprehensive income..................................  $    76.1     $(33.9)     $  42.2
                                                              =========     ======      =======
2001
Unrealized gains (losses) on cash flow hedging instruments:
  Cumulative effect of change in accounting principle (SFAS
    No. 133)................................................  $  (376.6)    $135.2      $(241.4)
  Net losses arising during the period......................   (1,137.0)     408.2       (728.8)
  Less: Reclassification adjustment for losses realized in
    net income..............................................      422.9     (151.8)       271.1
                                                              ---------     ------      -------
  Net losses on cash flow hedging instruments...............   (1,090.7)     391.6       (699.1)
                                                              ---------     ------      -------
Unrealized gains (losses) on investments and interest-only
  strip receivables:
  Net unrealized holding gains arising during the period....      321.3     (114.5)       206.8
  Less: Reclassification adjustment for gains realized in
    net income..............................................      (11.2)       3.9         (7.3)
                                                              ---------     ------      -------
  Net unrealized gains on investments and interest-only
    strip receivables.......................................      310.1     (110.6)       199.5
                                                              ---------     ------      -------
Foreign currency translation adjustments....................      (28.2)      10.1        (18.1)
                                                              ---------     ------      -------
Other comprehensive expense.................................  $  (808.8)    $291.1      $(517.7)
                                                              =========     ======      =======
2002
Unrealized gains (losses) on cash flow hedging instruments:
  Net losses arising during the period......................  $  (712.4)    $261.1      $(451.3)
  Less: Reclassification adjustment for losses realized in
    net income..............................................      652.2     (238.3)       413.9
                                                              ---------     ------      -------
  Net losses on cash flow hedging instruments...............      (60.2)      22.8        (37.4)
                                                              ---------     ------      -------
Unrealized gains (losses) on investments and interest-only
  strip receivables:
  Net unrealized holding gains arising during the period....      155.6      (55.1)       100.5
  Less: Reclassification adjustment for gains realized in
    net income..............................................       (7.0)       2.5         (4.5)
                                                              ---------     ------      -------
  Net unrealized gains on investments and interest-only
    strip receivables.......................................      148.6      (52.6)        96.0
                                                              ---------     ------      -------
Foreign currency translation and other adjustments..........      (33.2)      12.1        (21.1)
                                                              ---------     ------      -------
Other comprehensive income..................................  $    55.2     $(17.7)     $  37.5
                                                              =========     ======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                 HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Household International, Inc. and subsidiaries ("Household") is a leading provider of consumer lending products to middle-market consumers in the United States, United Kingdom and Canada. Household may also be referred to in these notes to the consolidated financial statements as "we," "us" or "our." Our lending products include real estate secured loans, auto finance loans, MasterCard* and Visa* credit cards, private label credit cards and personal non-credit card loans. We also offer tax refund anticipation loans in the United States and credit and specialty insurance in the United States, the United Kingdom and Canada. We have three reportable segments: Consumer, Credit Card Services, and International. Our Consumer segment consists of our branch-based consumer lending, mortgage services, retail services, and auto finance businesses. Our Credit Card Services segment consists of our domestic MasterCard and Visa credit card business. Our International segment consists of our foreign operations in the United Kingdom ("U.K.") and Canada.

     Merger with HSBC Holdings plc In November 2002, Household and HSBC Holdings plc ("HSBC") announced they had entered into a definitive merger agreement under which Household will be merged into a wholly owned subsidiary of HSBC, subject to the terms and conditions of the merger agreement. Under the terms of the merger agreement, holders of Household common stock will receive
2.675 HSBC ordinary shares or 0.535 HSBC American Depositary Shares for each share of Household common stock. Prior to the merger, outstanding shares of our $4.30, $4.50 and 5.00 percent preferred stock will be redeemed pursuant to their respective terms. In connection with the merger, the outstanding shares of our 7.625, 7.60, 7.50 and 8.25 percent cumulative preferred stock will be converted into the right to receive cash from HSBC in an amount equal to their liquidation value, plus accrued and unpaid dividends which is an aggregate amount of $1.1 billion. Company obligated mandatorily redeemable preferred securities of subsidiary trusts will remain as outstanding obligations following the merger.

     Pursuant to their terms, the 8.875 percent Adjustable Conversion-Rate Equity Security Units will remain outstanding after the merger, with the purchase contracts that form a portion of such units becoming contracts to purchase HSBC ordinary shares in lieu of Household shares. Outstanding stock options and restricted stock rights ("RSRs") granted under our various equity plans will be assumed by HSBC and converted into options to purchase or rights to receive ordinary shares of HSBC. Stock options and RSRs which were issued prior to November 2002 will vest and become outstanding shares of HSBC upon completion of the merger. The employee stock purchase plan was terminated on March 7, 2003 and Household stock was purchased on that date. These shares of Household common stock will be converted to HSBC shares at the time of the merger. All rights to HSBC shares will be adjusted based upon the agreed-upon merger exchange ratio.

     Consummation of the merger is subject to regulatory approvals, the approval of the stockholders of both Household and HSBC and other customary conditions.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation The consolidated financial statements include the accounts of Household International, Inc. and all subsidiaries. Unaffiliated trusts to which we have transferred securitized receivables which are qualifying special purpose entities ("QSPE") as defined by Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a Replacement of FASB Statement No. 125," are not consolidated. All significant intercompany accounts and transactions have been eliminated.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts

---------------

     *MasterCard is a registered trademark of MasterCard International, Incorporated and VISA is a registered trademark of VISA USA, Inc.

reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year's presentation.

     Investment Securities We maintain investment portfolios (comprised primarily of debt securities and money market funds) in both our noninsurance and insurance operations. Our entire investment securities portfolio was classified as available-for-sale at December 31, 2002 and 2001. Available-for-sale investments are intended to be invested for an indefinite period but may be sold in response to events we expect to occur in the foreseeable future. These investments are carried at fair value. Unrealized holding gains and losses on available-for-sale investments are recorded as adjustments to common shareholders' equity in accumulated other comprehensive income, net of income taxes. Any decline in the fair value of investments which is deemed to be other than temporary is charged against current earnings.

     Cost of investment securities sold is determined using the specific identification method. Interest income earned on the noninsurance investment portfolio is classified in the statements of income in net interest margin. Realized gains and losses from the investment portfolio and investment income from the insurance portfolio are recorded in investment income. Accrued investment income is classified with investment securities.

     Receivables Receivables are carried at amortized cost. Finance income is recognized using the effective yield method. Premiums and discounts on purchased receivables are recognized as adjustments to the yield of the related receivables. Origination fees, which include points on real estate secured loans, are deferred and amortized to finance income over the estimated life of the related receivables, except to the extent they offset directly related lending costs. Net deferred origination fees, excluding MasterCard and Visa, totaled $522.7 million at December 31, 2002. MasterCard and Visa annual fees are netted with direct lending costs, deferred, and amortized on a straight-line basis over one year. Deferred MasterCard and Visa annual fees, net of direct lending costs related to these receivables, totaled $104.7 million at December 31, 2002 and $105.4 million at December 31, 2001.

     Insurance reserves and unearned premiums applicable to credit risks on consumer receivables are treated as a reduction of receivables in the balance sheet, since payments on such policies generally are used to reduce outstanding receivables.

     Provision and Credit Loss Reserves Provision for credit losses on owned receivables is made in an amount sufficient to maintain credit loss reserves at a level considered adequate to cover probable losses of principal, interest and fees, including late, overlimit and annual fees, in the existing owned portfolio. Probable losses are estimated for consumer receivables based on delinquency, restructure status and past loss experience. Credit loss reserves take into account whether loans have been restructured, rewritten or are subject to forbearance, credit counseling accommodation, modification, extension or deferment. Our credit loss reserves also take into consideration the loss severity expected based on the underlying collateral, if any, for the loan. For commercial loans, probable losses are calculated using estimates of amounts and timing of future cash flows expected to be received on loans. In addition, loss reserves on consumer receivables are maintained to reflect our judgment of portfolio risk factors which may not be fully reflected in the statistical calculation which uses roll rates and migration analysis. Roll rates and migration analysis are techniques used to estimate the likelihood that a loan will progress through the various delinquency buckets and ultimately charge-off. Risk factors considered in establishing loss reserves on consumer receivables include recent growth, product mix, bankruptcy trends, geographic concentrations, economic conditions and current levels in charge-off and delinquency. Charge-off policies are also considered when establishing loss reserve requirements to ensure appropriate allowances exist for products with longer charge-off periods. We also consider key ratios such as reserves to non performing loans and reserves as a percentage of net charge-offs in developing our loss reserves estimate. Loss reserve estimates are reviewed periodically and adjustments are reported in earnings when they become known. As these estimates are influenced by factors outside our control, such as consumer payment patterns and economic conditions, there is uncertainty inherent in these estimates, making it reasonably possible that they could change.

     Our policies and practices for the collection of consumer receivables, including restructuring policies and practices, permit us to reset the contractual delinquency status of an account to current, based on indicia or criteria which, in our judgment, evidence continued payment probability. Such restructuring policies and practices vary by product and are designed to manage customer relationships, maximize collections and avoid foreclosure or repossession if reasonably possible. Approximately two-thirds of all restructured receivables are secured products which may have less loss severity exposure because of the underlying collateral.

     The main criteria for our restructuring policies and practices vary by product. The fact that the restructuring criteria may be met for a particular account does not require us to restructure that account, and the extent to which we restructure accounts that are eligible under the criteria will vary depending upon our view of prevailing economic conditions and other factors which may change from period to period. In addition, for some products, accounts may be restructured without receipt of a payment in certain special circumstances (e.g. upon reaffirmation of a debt owed to us in connection with a Chapter 7 bankruptcy proceeding). As indicated, our account management policies and practices are designed to manage customer relationships and to help maximize collection opportunities. We use account restructuring as an account and customer management tool in an effort to increase the value of our account relationships, and accordingly, the application of this tool is subject to complexities, variations and changes from time to time. These policies and practices are continually under review and assessment to assure that they meet the goals outlined above, and accordingly, we modify or permit exceptions to these general policies and practices from time to time. This should be taken into account when comparing restructuring statistics from different periods.

     In addition to our restructuring policies and practices, we employ other account management techniques, which we typically use on a more limited basis, that are similarly designed to manage customer relationships and maximize collections. These can include, at our discretion, actions such as extended payment arrangements, Credit Card Services consumer credit counseling accommodations, forbearance, modifications, loan rewrites and/or deferments pending a change in circumstances. We typically enter into forbearance agreements, extended payment and modification arrangements or deferments with individual borrowers in transitional situations, usually involving borrower hardship circumstances or temporary setbacks that are expected to affect the borrower's ability to pay the contractually specified amount for some period or time. These actions vary by product and are under continual review and assessment to determine that they meet the goals outlined above. For example, under a forbearance agreement, we may agree not to take certain collection or credit agency reporting actions with respect to missed payments, often in return for the borrower's agreeing to pay us an extra amount in connection with making future payments. In some cases, a forbearance agreement, as well as extended payment or modification arrangements, deferments, consumer credit counseling accommodations, or loan rewrites may involve us agreeing to lower the contractual payment amount or reduce the periodic interest rate. In most cases, the delinquency status of an account is considered to be current if the borrower immediately begins payment under the new account terms, although if the agreed terms are not adhered to by the customer, the account status may be reversed and collection actions resumed. When we use one of these account management techniques, we may treat the account as being contractually current and will not reflect it as a delinquent account in our delinquency statistics. We generally consider loan rewrites to involve an extension of a new loan, and such new loans are not reflected in our delinquency or restructuring statistics.

Charge-Off and Nonaccrual Policies Our consumer charge-off and nonaccrual policies vary by product as follows:

PRODUCT                               CHARGE-OFF POLICY              NONACCRUAL POLICY(1)
-------                               -----------------              --------------------
Real estate secured(2)........  Carrying values in excess of    Interest income accruals are
                                net realizable value are        suspended when principal or
                                charged-off at or before the    interest payments are more
                                time foreclosure is completed   than 3 months contractually
                                or when settlement is reached   past due and resumed when the
                                with the borrower. If           receivable becomes less than 3
                                foreclosure is not pursued,     months contractually past due.
                                and there is no reasonable
                                expectation for recovery
                                (insurance claim, title claim,
                                pre-discharge bankrupt
                                account), generally the
                                account will be charged-off by
                                the end of the month in which
                                the account becomes 9 months
                                contractually delinquent.
Auto finance..................  Carrying values in excess of    Interest income accruals are
                                net realizable value are        suspended and the portion of
                                charged off at the earlier of   previously accrued interest
                                the following:                  expected to be uncollectible
                                - the collateral has been       is written off when principal
                                  repossessed and sold,         payments are more than 2
                                - the collateral has been in    months contractually past due
                                  our possession for more than  and resumed when the
                                  90 days, or                   receivable becomes less than 2
                                - the loan becomes 150 days     months contractually past due.
                                  contractually delinquent.
MasterCard and Visa...........  Generally charged-off by the    Interest accrues until
                                end of the month in which the   charge-off.
                                account becomes 6 months
                                contractually delinquent.
Private label(3)..............  Generally charged-off the       Interest accrues until
                                month following the month in    charge-off.
                                which the account becomes 9
                                months contractually
                                delinquent.
Personal non-credit card(3)...  Generally charged-off the       Interest income accruals are
                                month following the month in    suspended when principal or
                                which the account becomes 9     interest payments are more
                                months contractually            than 3 months contractually
                                delinquent and no payment       delinquent. For PHLs, interest
                                received in 6 months, but in    income accruals resume if the
                                no event to exceed 12 months    receivable becomes less than
                                contractually delinquent        three months contractually
                                (except in our United Kingdom   past due. For all other
                                business which may be longer).  personal non- credit card
                                                                receivables, interest income
                                                                is generally recorded as
                                                                collected.

---------------

(1) For our United Kingdom business, interest income accruals are suspended when principal or interest payments are more than three months contractually delinquent.

(2) For our United Kingdom business, real estate secured carrying values in excess of net realizable value are charged-off at time of sale.

(3) For our Canada business, the private label and personal non-credit card charge-off policy is also no payment received in six months, but in no event to exceed 18 months contractually delinquent.

     Charge-off involving a bankruptcy for MasterCard and Visa receivables occurs by the end of the month 60 days after notification and, for private label receivables, by the end of the month 90 days after notification. For auto finance receivables, bankrupt accounts are charged off no later than the end of the month in which the loan becomes 210 days contractually delinquent.

     Receivables Sold and Serviced with Limited Recourse and Securitization Revenue Certain real estate secured, auto finance, MasterCard and Visa, private label and personal non-credit card receivables have been securitized and sold to investors with limited recourse. We have retained the servicing rights to these receivables. Recourse is limited to our rights to future cash flow and any subordinated interest that we may retain. Upon sale, the receivables are removed from the balance sheet and a gain on sale is recognized for the difference between the carrying value of the receivables and the adjusted sales proceeds. The adjusted sales proceeds include cash received and the present value estimate of future cash flows to be received over the lives of the sold receivables. Future cash flows are based on estimates of prepayments, the impact of interest rate movements on yields of receivables and securities issued, delinquency of receivables sold, servicing fees and other factors. The resulting gain is also adjusted by a provision for estimated probable losses under the recourse provisions based on historical experience and estimates of expected future performance. Gains on sale net of recourse provisions, servicing income and excess spread relating to securitized receivables are reported in the accompanying consolidated statements of income as securitization revenue.

     In connection with these transactions, we record an interest-only strip receivable, representing our contractual right to receive interest and other cash flows from our securitization trusts. Our interest-only strip receivables are reported at fair value using discounted cash flow estimates as a separate component of receivables net of our estimate of probable losses under the recourse provisions. Cash flow estimates include estimates of prepayments, the impact of interest rate movements on yields of receivables and securities issued, delinquency of receivables sold, servicing fees and estimated probable losses under the recourse provisions. Unrealized gains and losses are recorded as adjustments to common shareholders' equity in accumulated other comprehensive income, net of income taxes. Our interest-only strip receivables are reviewed for impairment quarterly or earlier if events indicate that the carrying value may not be recovered. Any decline in the fair value of the interest-only strip receivable which is deemed to be other than temporary is charged against current earnings.

     We have also, in certain cases, retained other subordinated interests in these securitizations. Neither the interest-only strip receivables nor the other subordinated interests are in the form of securities.

     Properties and Equipment, Net Properties and equipment are recorded at cost, net of accumulated depreciation and amortization. For financial reporting purposes, depreciation is provided on a straight-line basis over the estimated useful lives of the assets which generally range from 3 to 40 years.

     Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Maintenance and repairs are expensed as incurred.

     Repossessed Collateral Real estate owned is valued at the lower of cost or fair value less estimated costs to sell. These values are periodically reviewed and reduced, if necessary. Costs of holding real estate and related gains and losses on disposition, are credited or charged to operations as incurred as a component of operating expense. Repossessed vehicles, net of loss reserves when applicable, are recorded at the lower of the estimated fair market value or the outstanding receivable balance.

     Insurance Insurance revenues on revolving credit insurance policies are recognized when billed. Insurance revenues on the remaining insurance contracts are recorded as unearned premiums and recognized into income based on the nature and terms of the underlying contracts. Liabilities for credit insurance policies are based upon estimated settlement amounts for both reported and incurred but not yet reported losses. Liabilities for future benefits on annuity contracts and specialty and corporate owned life insurance products are based on actuarial assumptions as to investment yields, mortality and withdrawals.

     Acquired Intangibles, Net Acquired intangibles consist primarily of acquired credit card relationships which are amortized on a straight-line basis over their estimated useful lives. These lives vary by portfolio and initially ranged from 4 to 15 years. Acquired intangibles are reviewed for impairment using discounted cash flows whenever events indicate that the carrying amounts may not be recoverable.

     Goodwill Goodwill represents the purchase price over the fair value of identifiable assets acquired less liabilities assumed from business combinations. Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") which changed the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill recorded in past business combinations ceased upon our adoption of the statement. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding 25 years and was reviewed for impairment using undiscounted cash flows. Beginning January 1, 2002, goodwill is reviewed for impairment annually using discounted cash flows but may be recorded earlier if circumstances indicate that the carrying amount may not be recoverable. We consider significant and long-term changes in industry and economic conditions to be our primary indicator of potential impairment.

     Treasury Stock We account for repurchases of common stock using the cost method with common stock in treasury classified in the balance sheets as a reduction of common shareholders' equity. Treasury stock is reissued at average cost.

     Derivative Financial Instruments Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended. Under SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, we designate the derivative as a fair value hedge, a cash flow hedge, a hedge of a net investment in a foreign operation, or a non-hedging derivative. Fair value hedges include hedges of the fair value of a recognized asset or liability and certain foreign currency hedges. Cash flow hedges include hedges of the variability of cash flows to be received or paid related to a recognized asset or liability and certain foreign currency hedges. Changes in the fair value of derivatives designated as fair value hedges, along with the change in fair value on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings.

     Changes in the fair value of derivatives designated as cash flow hedges, to the extent effective as a hedge, are recorded in accumulated other comprehensive income and reclassified into earnings in the period during which the hedged item affects earnings. Changes in the fair value of derivatives used to hedge our net investment in foreign subsidiaries, to the extent effective as a hedge, are recorded in common shareholders' equity as a component of the cumulative translation adjustment account within accumulated other comprehensive income. Changes in the fair value of derivative instruments not designated as hedging instruments and ineffective portions of changes in the fair value of hedging instruments are recognized in other income in the current period.

     We formally document all relationships between hedging instruments and hedged items. This documentation includes our risk management objective and strategy for undertaking various hedge transactions, as well as how hedge effectiveness and ineffectiveness will be measured. This process includes linking derivatives to specific assets and liabilities on the balance sheet. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively.

     When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge, the derivative will continue to be carried on the balance sheet at its fair value, with changes in its fair value recognized in current period earnings. For fair value hedges, the formerly hedged asset or liability will no longer be adjusted for changes in fair value and any previously recorded adjustments to the carrying value of the hedged asset or liability will be amortized in the same manner that the hedged item affects income. For cash flow hedges, amounts previously recorded in accumulated other comprehensive income will be reclassified into income as earnings are impacted by the variability in the cash flows of the hedged item.

     If the hedging instrument is terminated early, the derivative is removed from the balance sheet. Accounting for the adjustments to the hedged asset or liability or adjustments to accumulated other comprehensive income are the same as described above when a derivative no longer qualifies as an effective hedge.

     If the hedged asset or liability is sold or extinguished, the derivative will continue to be carried on the balance sheet at its fair value, with changes in its fair value recognized in current period earnings. The hedged item, including previously recorded mark-to-market adjustments, is derecognized immediately as a component of the gain or loss upon disposition.

     Foreign Currency Translation We have foreign subsidiaries located in the United Kingdom and Canada. The functional currency for each foreign subsidiary is its local currency. Assets and liabilities of these subsidiaries are translated at the rate of exchange in effect on the balance sheet date. Translation adjustments resulting from this process are accumulated in common shareholders' equity as a component of accumulated other comprehensive income. Income and expenses are translated at the average rate of exchange prevailing during the year.

     We periodically enter into forward exchange contracts and foreign currency options to hedge our investment in foreign subsidiaries. After-tax gains and losses on contracts to hedge foreign currency fluctuations are accumulated in common shareholders' equity as a component of accumulated other comprehensive income. Effects of foreign currency translation in the statements of cash flows are offset against the cumulative foreign currency adjustment, except for the impact on cash. Foreign currency transaction gains and losses are included in income as they occur.

     Stock-Based Compensation In 2002, we adopted the fair value method of accounting for our stock option and employee stock purchase plans. We elected to recognize stock compensation cost prospectively for all new awards granted under those plans beginning January 1, 2002 as provided under SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure (an amendment of FASB Statement No. 123") ("SFAS No. 148"). Prior to 2002, we applied the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees" in accounting for those plans. No compensation expense for these plans is reflected in 2001 or 2000 net income as all employee stock options granted prior to January 1, 2002 had an exercise price equal to the market value of the underlying common stock on the date of grant and the purchase price for the shares issued under the employee stock purchase plan was not less than 85 percent of the market price. Because option expense is recognized over the vesting period of the awards, generally four years, compensation expense included in the determination of net income for 2002 is less than that which would have been recognized if the fair value method had been applied to all awards since the original effective date of FASB Statement No. 123.

     Compensation expense relating to restricted stock rights ("RSRs") is based upon the market value of the RSRs on the date of grant and is charged to earnings over the vesting period of the RSRs, generally five years.

     The following table illustrates the effect on net income and earnings per share if the fair value method had been applied to all outstanding and unvested awards in each period.

                                                                YEAR ENDED DECEMBER 31
                                                         ------------------------------------
                                                            2002         2001         2000
                                                         ----------   ----------   ----------
                                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
Net income, as reported................................   $1,557.8     $1,847.6     $1,630.6
Add stock-based employee compensation expense included
  in reported net income, net of tax:
  Stock option and employee stock purchase plans.......        3.3           --           --
  Restricted stock rights..............................       36.1         29.7         15.9
Deduct stock-based employee compensation expense
  determined under the fair value method, net of tax:
  Stock option and employee stock purchase plans.......      (30.9)       (27.9)       (21.0)
  Restricted stock rights..............................      (36.1)       (29.7)       (15.9)
                                                          --------     --------     --------
Pro forma net income...................................   $1,530.2     $1,819.7     $1,609.6
                                                          ========     ========     ========
Earnings per share:
  Basic -- as reported.................................   $   3.26     $   3.97     $   3.44
  Basic -- pro forma...................................       3.20         3.91         3.39
  Diluted -- as reported...............................       3.22         3.91         3.40
  Diluted -- pro forma.................................       3.16         3.85         3.36

     The pro forma compensation expense included in the table above may not be representative of the actual effects on net income for future years.

     Income Taxes Federal income taxes are accounted for utilizing the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Investment tax credits generated by leveraged leases are accounted for using the deferral method.

2.  ACQUISITIONS AND DIVESTITURES

     During the fourth quarter of 2002, in conjunction with our efforts to make the most efficient use of our capital and in recognition that the continued operation of Household Bank, f.s.b. (the "Thrift") was not in our long-term strategic interest, we completed the sale of substantially all of the remaining assets and deposits of the Thrift. Disposition of Thrift assets and deposits included the sale of real estate secured receivables totaling $3.6 billion, the maturity of investment securities totaling $2.2 billion and the sale of retail certificates of deposit totaling $4.3 billion. A loss of $240.0 million (after-tax) was recorded on the disposition of these assets and deposits.

     On February 7, 2000, we purchased all of the outstanding capital stock of Renaissance Holdings, Inc. ("Renaissance"), a privately held issuer of secured and unsecured credit cards to subprime customers, for approximately $300 million of our common stock and cash. The acquisition provided us with an established platform for growing the subprime credit card business and expanding our product offerings to customers and prospects in our other businesses. The acquisition was accounted for as a purchase and, accordingly, Renaissance's operations have been included in our results of operations since February 7, 2000.

3.  INVESTMENT SECURITIES

                                                                AT DECEMBER 31
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
                                                                 (IN MILLIONS)
AVAILABLE-FOR-SALE INVESTMENTS
Corporate debt securities...................................  $2,110.0   $2,054.0
Money market funds..........................................   2,177.2      342.3
Certificates of deposit.....................................     173.0      259.8
U.S. government and federal agency debt securities..........   1,820.8      217.8
Marketable equity securities................................      19.8       21.2
Non-government mortgage backed securities...................     669.0      192.6
Other.......................................................     536.3      446.3
                                                              --------   --------
Subtotal....................................................   7,506.1    3,534.0
Accrued investment income...................................      77.9       46.5
                                                              --------   --------
Total investment securities.................................  $7,584.0   $3,580.5
                                                              ========   ========

     Proceeds from the sale of available-for-sale investments totaled approximately $.6 billion in 2002, $.7 billion in 2001 and $.2 billion in 2000. We realized gross gains of $18.8 million in 2002, $12.9 million in 2001 and $2.2 million in 2000 and gross losses of $11.8 million in 2002, $1.7 million in 2001 and $1.4 million in 2000 on those sales.

     The gross unrealized gains (losses) on available-for-sale investment securities were as follows:

                                                                       AT DECEMBER 31
                               -----------------------------------------------------------------------------------------------
                                                    2002                                             2001
                               ----------------------------------------------   ----------------------------------------------
                                             GROSS        GROSS                               GROSS        GROSS
                               AMORTIZED   UNREALIZED   UNREALIZED     FAIR     AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                 COST        GAINS        LOSSES      VALUE       COST        GAINS        LOSSES      VALUE
                               ---------   ----------   ----------   --------   ---------   ----------   ----------   --------
                                                                        (IN MILLIONS)
Corporate debt securities....  $2,032.8      $124.9       $(47.7)    $2,110.0   $2,089.5      $31.3        $(66.8)    $2,054.0
Money market funds...........   2,177.2          --           --      2,177.2      342.3         --            --        342.3
Certificates of deposit......     167.7         5.3           --        173.0      246.1       13.7            --        259.8
U.S. government and federal
  agency debt securities.....   1,804.4        16.6          (.2)     1,820.8      217.0        2.0          (1.2)       217.8
Marketable equity
  securities.................      28.6          --         (8.8)        19.8       24.4         --          (3.2)        21.2
Non-government mortgage
  backed securities..........     660.5        10.2         (1.7)       669.0      190.0        3.3           (.7)       192.6
Other........................     523.8        13.9         (1.4)       536.3      421.6       25.3           (.6)       446.3
                               --------      ------       ------     --------   --------      -----        ------     --------
Total available-for-sale
  investments................  $7,395.0      $170.9       $(59.8)    $7,506.1   $3,530.9      $75.6        $(72.5)    $3,534.0
                               ========      ======       ======     ========   ========      =====        ======     ========

     See Note 15, "Fair Value of Financial Instruments," for further discussion of the relationship between the fair value of our assets and liabilities.

     Contractual maturities of and yields on investments in debt securities were as follows:

                                                               AT DECEMBER 31, 2002
                                            -----------------------------------------------------------
                                              DUE        AFTER 1       AFTER 5
                                             WITHIN    BUT WITHIN    BUT WITHIN      AFTER
                                             1 YEAR      5 YEARS      10 YEARS     10 YEARS     TOTAL
                                            --------   -----------   -----------   ---------   --------
                                                    (ALL DOLLAR AMOUNTS ARE STATED IN MILLIONS)
Corporate debt securities:
  Amortized cost..........................  $  106.2     $882.6        $273.7       $770.3     $2,032.8
  Fair value..............................     107.2      926.0         293.9        782.9      2,110.0
  Yield(1)................................      5.76%      5.50%         6.25%        7.00%        6.18%

                                                               AT DECEMBER 31, 2002
                                            -----------------------------------------------------------
                                              DUE        AFTER 1       AFTER 5
                                             WITHIN    BUT WITHIN    BUT WITHIN      AFTER
                                             1 YEAR      5 YEARS      10 YEARS     10 YEARS     TOTAL
                                            --------   -----------   -----------   ---------   --------
                                                    (ALL DOLLAR AMOUNTS ARE STATED IN MILLIONS)
U.S. government and federal agency debt
  securities:
  Amortized cost..........................  $1,092.9     $644.2        $ 22.8       $ 44.5     $1,804.4
  Fair value..............................   1,092.9      658.8          23.5         45.6      1,820.8
  Yield(1)................................      1.47%      3.44%         4.65%        3.81%        2.27%
Non-government mortgage backed securities:
  Amortized cost..........................        --     $  1.6        $ 67.8       $591.1     $  660.5
  Fair value..............................        --        1.6          70.2        597.2        669.0
  Yield(1)................................        --       8.16%         4.61%        4.71%        4.71%

---------------

(1) Computed by dividing annualized interest by the amortized cost of respective investment securities.

4.  RECEIVABLES

                                                                  AT DECEMBER 31
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                                   (IN MILLIONS)
Real estate secured.........................................  $ 45,818.5   $ 43,856.8
Auto finance................................................     2,023.8      2,368.9
MasterCard/Visa.............................................     8,946.5      8,141.2
Private label...............................................    11,339.6     11,663.9
Personal non-credit card....................................    13,970.9     13,337.0
Commercial and other........................................       463.0        506.9
                                                              ----------   ----------
Total owned receivables.....................................    82,562.3     79,874.7
Accrued finance charges.....................................     1,537.6      1,559.8
Credit loss reserve for owned receivables...................    (3,332.6)    (2,663.1)
Unearned credit insurance premiums and claims reserves......      (799.0)      (895.8)
Interest-only strip receivables.............................     1,147.8        968.2
Amounts due and deferred from receivable sales..............       934.4        419.7
                                                              ----------   ----------
Total owned receivables, net................................    82,050.5     79,263.5
Receivables serviced with limited recourse..................    24,933.5     20,948.0
                                                              ----------   ----------
Total managed receivables, net..............................  $106,984.0   $100,211.5
                                                              ==========   ==========

     Foreign receivables included in owned receivables were as follows:

                                                           AT DECEMBER 31
                                   ---------------------------------------------------------------
                                      UNITED KINGDOM AND OTHER                  CANADA
                                   ------------------------------   ------------------------------
                                     2002       2001       2000       2002       2001       2000
                                   --------   --------   --------   --------   --------   --------
                                                            (IN MILLIONS)
Real estate secured..............  $1,099.6   $  924.6   $  857.1   $  579.2   $  458.4   $  402.6
MasterCard/Visa..................   1,318.7    1,174.5    2,206.7         --         --         --
Private label....................   1,405.2    1,284.8    1,234.6      568.8      525.7      441.2
Personal non-credit card.........   1,893.9    1,217.5    1,000.3      391.5      382.8      377.5
Commercial and other.............        .8         .3         .8        1.3        1.4        1.5
                                   --------   --------   --------   --------   --------   --------
Total............................  $5,718.2   $4,601.7   $5,299.5   $1,540.8   $1,368.3   $1,222.8
                                   ========   ========   ========   ========   ========   ========

     Foreign owned receivables represented 9 percent of owned receivables at December 31, 2002 and 7 percent at December 31, 2001.

     The outstanding balance of receivables serviced with limited recourse consisted of the following:

                                                                 AT DECEMBER 31
                                                              ---------------------
                                                                2002        2001
                                                              ---------   ---------
                                                                  (IN MILLIONS)
Real estate secured.........................................  $   456.2   $   861.8
Auto finance................................................    5,418.6     4,026.6
MasterCard/Visa.............................................   10,006.1     9,254.0
Private label...............................................    3,577.1     2,150.0
Personal non-credit card....................................    5,475.5     4,655.6
                                                              ---------   ---------
Total.......................................................  $24,933.5   $20,948.0
                                                              =========   =========

     The combination of receivables owned and receivables serviced with limited recourse, which we consider our managed portfolio, is shown below:

                                                                  AT DECEMBER 31
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                                   (IN MILLIONS)
Real estate secured.........................................  $ 46,274.7   $ 44,718.6
Auto finance................................................     7,442.4      6,395.5
MasterCard/Visa.............................................    18,952.6     17,395.2
Private label...............................................    14,916.7     13,813.9
Personal non-credit card....................................    19,446.4     17,992.6
Commercial and other........................................       463.0        506.9
                                                              ----------   ----------
Total.......................................................  $107,495.8   $100,822.7
                                                              ==========   ==========

     We maintain facilities with third parties which provide for the securitization or secured financing of receivables on both a revolving and non-revolving basis totaling $19.7 billion, of which $14.1 billion were utilized at December 31, 2002. The amount available under these facilities will vary based on the timing and volume of public securitization transactions.

     Contractual maturities of owned receivables were as follows:

                                                             AT DECEMBER 31, 2002
                                 -----------------------------------------------------------------------------
                                   2003       2004       2005       2006       2007     THEREAFTER     TOTAL
                                 --------   --------   --------   --------   --------   ----------   ---------
                                                                 (IN MILLIONS)
Real estate secured............  $  273.5   $  194.2   $  232.4   $  352.1   $  575.0   $44,191.3    $45,818.5
Auto finance...................     648.8      547.5      434.0      266.4      105.7        21.4      2,023.8
MasterCard/Visa................   1,048.4      871.4      843.0      664.3      612.8     4,906.6      8,946.5
Private label..................   5,202.5    1,987.4      917.6      719.6      388.4     2,124.1     11,339.6
Personal non-credit card.......   1,124.4      996.3    1,515.7    2,062.8    3,428.9     4,842.8     13,970.9
Commercial and other...........      46.9       55.8       35.9       32.3       18.7       273.4        463.0
                                 --------   --------   --------   --------   --------   ---------    ---------
Total..........................  $8,344.5   $4,652.6   $3,978.6   $4,097.5   $5,129.5   $56,359.6    $82,562.3
                                 ========   ========   ========   ========   ========   =========    =========

     A substantial portion of consumer receivables, based on our experience, will be renewed or repaid prior to contractual maturity. The above maturity schedule should not be regarded as a forecast of future cash collections. The ratio of annual cash collections of principal on owned receivables to average principal balances, excluding credit card receivables, approximated 47 percent in 2002 and 44 percent in 2001.

     The following table summarizes contractual maturities of owned receivables due after one year by repricing characteristic:

                                                               AT DECEMBER 31, 2002
                                                              ----------------------
                                                                OVER 1
                                                              BUT WITHIN     OVER
                                                               5 YEARS      5 YEARS
                                                              ----------   ---------
                                                                  (IN MILLIONS)
Receivables at predetermined interest rates.................  $11,760.5    $44,992.2
Receivables at floating or adjustable rates.................    6,097.7     11,367.4
                                                              ---------    ---------
Total.......................................................  $17,858.2    $56,359.6
                                                              =========    =========

     Nonaccrual owned consumer receivables totaled $2,797.2 million (including $263.6 million relating to foreign operations) at December 31, 2002 and $2,064.3 million (including $215.3 million relating to foreign operations) at December 31, 2001. Interest income that would have been recorded if such nonaccrual receivables had been current and in accordance with contractual terms was approximately $413.9 million (including $35.7 million relating to foreign operations) in 2002 and $315.8 million (including $34.6 million relating to foreign operations) in 2001. Interest income that was included in finance and other interest income prior to these loans being placed on nonaccrual status was approximately $216.8 million (including $16.2 million relating to foreign operations) in 2002 and $173.5 million (including $16.4 million relating to foreign operations) in 2001. For an analysis of reserves for credit losses on an owned and managed basis, see our "Analysis of Credit Loss Reserves Activity" on pages 59 and 60 of Management's Discussion and Analysis.

     Interest-only strip receivables are reported net of our estimate of probable losses under the recourse provisions for receivables serviced with limited recourse. Our estimate of the recourse obligation totaled $1,759.5 million at December 31, 2002 and $1,148.3 million at December 31, 2001. Interest-only strip receivables also included fair value mark-to-market adjustments which increased the balance by $389.2 million at year-end 2002 and $348.6 million at year-end 2001.

     Amounts due and deferred from receivable sales include certain assets established under the recourse provisions for certain receivable sales, including funds deposited in spread accounts, and net customer payments due from
(to) the securitization trustee. As a result of the October 11, 2002 downgrade of our commercial paper debt ratings by S&P, we, as servicer of the various securitization trusts, currently are required to transfer cash collections to the trusts on a daily basis.

     We issued securities backed by dedicated home equity loan receivables of $7.5 billion in 2002 and $1.5 billion in 2001. For accounting purposes, these transactions were structured as secured financings, therefore, the receivables and the related debt remain on our balance sheet. Real estate secured receivables included closed-end real estate secured receivables totaling $8.5 billion at December 31, 2002 and $1.7 billion at December 31, 2001 which secured the outstanding debt related to these transactions.

5.  ASSET SECURITIZATIONS

     We sell auto finance, MasterCard and Visa, private label and personal non-credit card receivables in various securitization transactions. We continue to service and receive servicing fees on the outstanding balance of these securitized receivables. We also retain rights to future cash flows arising from the receivables after the investors receive their contractual return. We have also, in certain cases, retained other subordinated interests in these securitizations. These transactions result in the recording of an interest-only strip receivable which represents the value of the future residual cash flows from securitized receivables. The investors and the securitization trusts have only limited recourse to our assets for failure of debtors to pay. That recourse is limited to our rights to future cash flow and any subordinated interest we retain. Servicing assets and liabilities are not recognized in conjunction with our securitizations since we receive adequate compensation relative to current market rates to service the receivables sold. See Note 1, "Summary of Significant Accounting Policies," for further discussion on our accounting for interest-only strip receivables.

     Securitization revenue includes income associated with the current and prior period securitization of receivables with limited recourse structured as sales. Such income includes gains on sales, net of our estimate of probable credit losses under the recourse provisions, servicing income and excess spread relating to those receivables.

                                                             YEAR ENDED DECEMBER 31
                                                         ------------------------------
                                                           2002       2001       2000
                                                         --------   --------   --------
                                                                 (IN MILLIONS)
Net initial gains......................................  $  322.0   $  165.7   $  170.1
Net replenishment gains................................     523.2      407.5      328.4
Servicing revenue and excess spread....................   1,288.8    1,189.7      960.8
                                                         --------   --------   --------
Total securitization revenue...........................  $2,134.0   $1,762.9   $1,459.3
                                                         ========   ========   ========

     Our interest-only strip receivables, net of the related loss reserve and excluding the mark-to-market adjustment recorded in accumulated other comprehensive income, increased $139.0 million in 2002, $100.6 million in 2001 and $59.0 million in 2000.

     Net initial gains, which represent gross initial gains net of our estimate of probable credit losses under the recourse provisions, and the key economic assumptions used in measuring the net initial gains from securitizations were as follows:

                                              AUTO     MASTERCARD/   PRIVATE   PERSONAL NON-
YEAR ENDED DECEMBER 31                       FINANCE      VISA        LABEL     CREDIT CARD    TOTAL
----------------------                       -------   -----------   -------   -------------   ------
2002
Net initial gains (in millions)............  $139.7       $69.6       $57.3        $55.4       $322.0
Key economic assumptions:(1)
  Weighted-average life (in years).........     2.2          .4          .7          1.4
  Payment speed............................    34.1%       91.8%       72.8%        49.4%
  Expected credit losses (annual rate).....     5.9         5.4         5.7          9.9
  Discount rate on cash flows..............    10.0         9.0        10.0         11.0
  Cost of funds............................     4.3         3.2         3.3          2.4

                                              AUTO     MASTERCARD/   PRIVATE   PERSONAL NON-
YEAR ENDED DECEMBER 31                       FINANCE      VISA        LABEL     CREDIT CARD    TOTAL
----------------------                       -------   -----------   -------   -------------   ------
2001
Net initial gains (in millions)............  $109.3       $ 7.3       $13.1        $36.0       $165.7
Key economic assumptions:(1)
  Weighted-average life (in years).........     2.2          .4          .9          1.2
  Payment speed............................    34.2%       93.6%       67.1%        52.3%
  Expected credit losses (annual rate).....     4.8         5.1         5.5          7.3
  Discount rate on cash flows..............    10.0         9.0        10.0         11.0
  Cost of funds............................     4.5         6.2         5.7          4.2
2000
Net initial gains (in millions)............  $ 80.4       $43.7       $ 8.5        $37.5       $170.1
Key economic assumptions:(1)
  Weighted-average life (in years).........     2.1          .4          .9          1.3
  Payment speed............................    36.0%       92.6%       64.0%        52.0%
  Expected credit losses (annual rate).....     5.4         5.5         6.6          6.9
  Discount rate on cash flows..............    10.0         9.0        10.0         11.0
  Cost of funds............................     7.1         5.9         6.4          6.7

---------------

(1) Weighted-average annual rates for securitizations entered into during the period for securitizations of loans with similar characteristics.

     Certain securitization trusts, such as credit cards, are established at fixed levels and require frequent sales of new receivables into the trust to replace receivable run-off. These replenishments totaled $26.1 billion in 2002, $24.7 billion in 2001 and $21.0 billion in 2000. Net gains (gross gains less estimated credit losses under the recourse provisions) related to these replenishments were calculated using weighted-average assumptions consistent with those used for calculating gains on initial securitizations and totaled $523.2 million in 2002, $407.5 million in 2001 and $328.4 million in 2000.

     Cash flows received from securitization trusts were as follows:

                            REAL ESTATE     AUTO     MASTERCARD/   PRIVATE    PERSONAL NON-
YEAR ENDED DECEMBER 31        SECURED     FINANCE       VISA        LABEL      CREDIT CARD      TOTAL
----------------------      -----------   --------   -----------   --------   -------------   ---------
                                                           (IN MILLIONS)
2002
Proceeds from initial
  securitizations.........        --      $3,288.6    $1,557.4     $1,747.2     $3,560.7      $10,153.9
Servicing fees received...     $ 7.4         102.5       203.1         58.0        114.0          485.0
Other cash flow received
  on retained
  interests(1)............      35.4         174.4       911.3        215.2        184.0        1,520.3
2001
Proceeds from initial
  securitizations.........        --      $2,573.9    $  261.1     $  500.0     $2,123.6      $ 5,458.6
Servicing fees received...     $12.0          84.9       182.9         34.9         90.6          405.3
Other cash flow received
  on retained
  interests(1)............      67.5         111.9       789.0        157.9        181.1        1,307.4

                            REAL ESTATE     AUTO     MASTERCARD/   PRIVATE    PERSONAL NON-
YEAR ENDED DECEMBER 31        SECURED     FINANCE       VISA        LABEL      CREDIT CARD      TOTAL
----------------------      -----------   --------   -----------   --------   -------------   ---------
                                                           (IN MILLIONS)
2000
Proceeds from initial
  securitizations.........        --      $1,912.6    $1,925.0     $  500.0     $2,637.4      $ 6,975.0
Servicing fees received...     $18.5          60.7       179.7         24.2         91.3          374.4
Other cash flow received
  on retained
  interests(1)............      81.5          80.4       645.5         57.4        177.4        1,042.2

---------------

(1) Other cash flows include all cash flows from interest-only strip receivables, excluding servicing fees.

     At December 31, 2002, the sensitivity of the current fair value of the interest-only strip receivables to an immediate 10 percent and 20 percent unfavorable change in assumptions are presented in the table below. These sensitivities are based on assumptions used to value our interest-only strip receivables at December 31, 2002.

                                              REAL ESTATE    AUTO     MASTERCARD/                   PERSONAL NON-
                                                SECURED     FINANCE      VISA       PRIVATE LABEL    CREDIT CARD
                                              -----------   -------   -----------   -------------   -------------
                                                            (DOLLAR AMOUNTS ARE STATED IN MILLIONS)
Carrying value (fair value) of interest-only
  strip receivables.........................     $16.0      $362.1      $370.9         $ 93.0          $ 305.8
Weighted-average life (in years)............       1.0         1.9          .6             .7              1.4
Payment speed assumption (annual rate)......      24.3%       38.4%       81.5%          72.9%            48.1%
  Impact on fair value of 10% adverse
     change.................................     $ (.3)     $(31.9)     $(31.2)        $ (8.9)         $ (27.7)
  Impact on fair value of 20% adverse
     change.................................       (.7)      (62.0)      (58.6)         (16.6)           (54.2)
Expected credit losses (annual rate)........       1.7%        6.6%        5.5%           5.9%             8.9%
  Impact on fair value of 10% adverse
     change.................................     $ (.8)     $(44.6)     $(29.2)        $(14.4)         $ (55.4)
  Impact on fair value of 20% adverse
     change.................................      (1.5)      (89.2)      (58.3)         (28.8)          (110.6)
Discount rate on residual cash flows (annual
  rate).....................................      13.0%       10.0%        9.0%          10.0%            11.0%
  Impact on fair value of 10% adverse
     change.................................     $ (.2)     $(10.5)     $ (2.8)        $  (.6)         $  (3.4)
  Impact on fair value of 20% adverse
     change.................................       (.3)      (20.7)       (5.5)          (1.1)            (6.7)
Variable returns to investors (annual
  rate).....................................       2.0%        2.8%        2.3%           3.0%             3.0%
  Impact on fair value of 10% adverse
     change.................................     $ (.8)     $ (1.7)     $(12.9)        $ (7.8)         $ (18.6)
  Impact on fair value of 20% adverse
     change.................................      (1.6)       (3.4)      (25.8)         (15.5)           (37.2)

     These sensitivities are hypothetical and should not be considered to be predictive of future performance. As the figures indicate, the change in fair value based on a 10 percent variation in assumptions cannot necessarily be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the residual cash flow is calculated independently from any change in another assumption. In reality, changes in one factor may contribute to changes in another (for example, increases in market interest rates may result in lower prepayments) which might magnify or counteract the sensitivities. Furthermore, the estimated fair values as disclosed should not be considered indicative of future earnings on these assets.

     Static pool credit losses are calculated by summing actual and projected future credit losses and dividing them by the original balance of each pool of asset. Due to the short term revolving nature of MasterCard and Visa, personal non-credit card and private label receivables, the weighted-average percentage of static pool credit losses is not considered to be materially different from the weighted-average charge-off assumptions used in determining the fair value of our interest-only strip receivables in the table above. At December 31, 2002, static pool credit losses for auto finance loans securitized in 2002 were estimated to be 11.9 percent, for auto finance loans securitized in 2001 were estimated to be 10.0 percent and for auto finance loans securitized in 2000 were estimated to be 12.6 percent.

     Receivables information by product including two-month-and-over contractual delinquency and net charge-offs for our managed and serviced with limited recourse portfolios were as follows:

                                                            AT DECEMBER 31
                                         -----------------------------------------------------
                                                   2002                        2001
                                         -------------------------   -------------------------
                                         RECEIVABLES   DELINQUENT    RECEIVABLES   DELINQUENT
                                         OUTSTANDING   RECEIVABLES   OUTSTANDING   RECEIVABLES
                                         -----------   -----------   -----------   -----------
                                                             (IN MILLIONS)
MANAGED RECEIVABLES:
  Real estate secured..................  $ 46,274.7       3.94%      $ 44,718.6       2.68%
  Auto finance.........................     7,442.4       3.65          6,395.5       3.16
  MasterCard/Visa......................    18,952.6       4.12         17,395.2       4.10
  Private label........................    14,916.7       6.03         13,813.9       5.48
  Personal non-credit card.............    19,446.4       9.41         17,992.6       8.87
                                         ----------       ----       ----------       ----
  Total consumer.......................   107,032.8       5.24        100,315.8       4.46
  Commercial and other.................       463.0        .93            506.9       1.58
                                         ----------       ----       ----------       ----
Total managed receivables..............  $107,495.8       5.22%      $100,822.7       4.44%
                                         ----------       ----       ----------       ----
RECEIVABLES SERVICED WITH LIMITED
  RECOURSE:
  Real estate secured..................  $   (456.2)      6.82%      $   (861.8)      5.00%
  Auto finance.........................    (5,418.6)      3.54         (4,026.6)      3.29
  MasterCard/Visa......................   (10,006.1)      2.46         (9,254.0)      2.73
  Private label........................    (3,577.1)      4.96         (2,150.0)      2.69
  Personal non-credit card.............    (5,475.5)      7.13         (4,655.6)      8.36
                                         ----------       ----       ----------       ----
Total receivables serviced with limited
  recourse.............................   (24,933.5)      4.16        (20,948.0)      4.18
                                         ----------       ----       ----------       ----
OWNED CONSUMER RECEIVABLES.............  $ 82,099.3       5.57%      $ 79,367.8       4.53%
                                         ==========       ====       ==========       ====

                                                        YEAR ENDED DECEMBER 31
                                         -----------------------------------------------------
                                                   2002                        2001
                                         -------------------------   -------------------------
                                           AVERAGE         NET         AVERAGE         NET
                                         RECEIVABLES   CHARGE-OFFS   RECEIVABLES   CHARGE-OFFS
                                         -----------   -----------   -----------   -----------
                                                             (IN MILLIONS)
MANAGED RECEIVABLES:
  Real estate secured..................  $ 47,829.8        .92%      $ 40,049.6        .53%
  Auto finance.........................     6,942.0       6.63          5,323.5       5.31
  MasterCard/Visa......................    17,246.2       7.12         17,282.8       6.63
  Private label........................    13,615.1       5.75         12,260.6       5.18
  Personal non-credit card.............    18,837.1       8.32         17,013.8       6.79
                                         ----------       ----       ----------       ----
  Total consumer.......................   104,470.2       4.28         91,930.3       3.73
  Commercial and other.................       483.1       (.39)           554.9       2.10
                                         ----------       ----       ----------       ----
Total managed receivables..............  $104,953.3       4.26%      $ 92,485.2       3.72%
                                         ----------       ----       ----------       ----
RECEIVABLES SERVICED WITH LIMITED
  RECOURSE:
  Real estate secured..................  $   (572.1)      1.26%      $ (1,199.2)       .70%
  Auto finance.........................    (4,412.6)      7.00         (3,004.4)      6.32
  MasterCard/Visa......................    (9,677.1)      5.28         (9,144.6)      5.27
  Private label........................    (2,840.4)      3.75         (1,744.2)      2.72
  Personal non-credit card.............    (4,869.1)      8.49         (4,527.8)      6.74
                                         ----------       ----       ----------       ----
Total receivables serviced with limited
  recourse.............................   (22,371.3)      6.02        (19,620.2)      5.26
                                         ----------       ----       ----------       ----
OWNED CONSUMER RECEIVABLES.............  $ 82,098.9       3.81%      $ 72,310.1       3.32%
                                         ==========       ====       ==========       ====

6.  ACQUIRED INTANGIBLES AND GOODWILL

     Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill recorded in past business combinations ceased upon adoption of the statement on January 1, 2002. We have completed the transitional goodwill impairment test required by SFAS No. 142 and have concluded that none of our goodwill is impaired.

     We do not hold any intangible assets which are not subject to amortization. Amortized acquired intangibles consisted of the following:

                                                                AT DECEMBER 31
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
                                                                 (IN MILLIONS)
Purchased credit card relationships.........................  $1,038.6   $1,038.6
Other intangibles...........................................      26.5       26.5
Accumulated amortization -- purchased credit card
  relationships.............................................    (670.8)    (603.8)
Accumulated amortization -- other intangibles...............      (7.9)      (5.7)
                                                              --------   --------
Acquired intangibles, net...................................  $  386.4   $  455.6
                                                              ========   ========

     Acquired intangible amortization expense totaled $57.8 million in 2002, $99.0 million in 2001 and $109.0 million in 2000.

     Estimated amortization expense associated with our acquired intangibles for each of the following years is as follows:

YEAR ENDING DECEMBER 31
-----------------------                                       (IN MILLIONS)
2003........................................................      $50.3
2004........................................................       47.7
2005........................................................       43.3
2006........................................................       40.9
2007........................................................       39.5

     The following tables disclose the impact of goodwill amortization on net income and earnings per share for the periods indicated.

                                                             YEAR ENDED DECEMBER 31
                                                         ------------------------------
                                                           2002       2001       2000
                                                         --------   --------   --------
                                                                 (IN MILLIONS)
Reported net income....................................  $1,557.8   $1,847.6   $1,630.6
Add back: Goodwill amortization, net...................        --       46.4       45.1
                                                         --------   --------   --------
Adjusted net income....................................  $1,557.8   $1,894.0   $1,675.7
                                                         ========   ========   ========

                                                      YEAR ENDED DECEMBER 31
                                        ---------------------------------------------------
                                             2002              2001              2000
                                        ---------------   ---------------   ---------------
                                        BASIC   DILUTED   BASIC   DILUTED   BASIC   DILUTED
                                        -----   -------   -----   -------   -----   -------
Reported earnings per share...........  $3.26    $3.22    $3.97    $3.91    $3.44    $3.40
Add back: Goodwill amortization,
  net.................................     --       --      .10      .10      .10      .09
                                        -----    -----    -----    -----    -----    -----
Adjusted earnings per share...........  $3.26    $3.22    $4.07    $4.01    $3.54    $3.49
                                        =====    =====    =====    =====    =====    =====

     There were no significant changes to our recorded amount of goodwill, either in total or by segment, in 2002 or 2001.

7.  PROPERTIES AND EQUIPMENT, NET

                                                        AT DECEMBER 31,
                                                      -------------------   DEPRECIABLE
                                                        2002       2001        LIFE
                                                      --------   --------   -----------
                                                         (IN MILLIONS)
Land................................................  $   33.6   $   29.7       --
Buildings and improvements..........................     576.0      530.7   10-40 years
Furniture and equipment.............................     999.0      900.8      3-10
                                                      --------   --------
Total...............................................   1,608.6    1,461.2
Accumulated depreciation and amortization...........   1,073.5      930.1
                                                      --------   --------
Properties and equipment, net.......................  $  535.1   $  531.1
                                                      ========   ========

     Depreciation and amortization expense totaled $138.7 million in 2002, $139.7 million in 2001 and $135.8 million in 2000.

8.  DEPOSITS

                                                               AT DECEMBER 31
                                                ---------------------------------------------
                                                        2002                    2001
                                                --------------------   ----------------------
                                                          WEIGHTED-                WEIGHTED-
                                                           AVERAGE                  AVERAGE
                                                AMOUNT       RATE       AMOUNT        RATE
                                                -------   ----------   ---------   ----------
                                                 (ALL DOLLAR AMOUNTS ARE STATED IN MILLIONS)
DOMESTIC
Time certificates.............................  $ 22.3       4.4%      $6,000.7       6.8%
Savings accounts..............................    24.3       2.1           33.7       2.1
Demand accounts...............................    11.1       1.4           36.3        .4
                                                ------       ---       --------       ---
Total domestic deposits.......................    57.7       2.9        6,070.7       6.7
                                                ------       ---       --------       ---
FOREIGN
Time certificates.............................   704.8       4.0          316.0       5.7
Savings accounts..............................    57.4       2.1           54.1       3.1
Demand accounts...............................     1.3        --          121.5       3.9
                                                ------       ---       --------       ---
Total foreign deposits........................   763.5       3.8          491.6       5.0
                                                ------       ---       --------       ---
Total deposits................................  $821.2       3.7%      $6,562.3       6.6%
                                                ======       ===       ========       ===

     In conjunction with the fourth quarter 2002 sale of substantially all of the assets and deposits of the Thrift, we sold $4.3 billion in domestic deposits. The remaining domestic deposits were sold in the first quarter of 2003. Domestic time certificates included carrying value adjustments relating to derivative financial instruments totaling $24.7 million at December 31, 2001. There were no carrying value adjustments relating to derivative financial instruments at December 31, 2002.

     Average deposits and related weighted-average interest rates were as follows:

                                                YEAR ENDED DECEMBER 31
                          ------------------------------------------------------------------
                                  2002                   2001                   2000
                          --------------------   --------------------   --------------------
                                     WEIGHTED-              WEIGHTED-              WEIGHTED-
                          AVERAGE     AVERAGE    AVERAGE     AVERAGE    AVERAGE     AVERAGE
                          DEPOSITS     RATE      DEPOSITS     RATE      DEPOSITS     RATE
                          --------   ---------   --------   ---------   --------   ---------
                                     (ALL DOLLAR AMOUNTS ARE STATED IN MILLIONS)
DOMESTIC
Time certificates.......  $5,145.8      6.9%     $6,468.5      6.5%     $6,278.4      6.7%
Savings and demand
  accounts..............      97.8       .8         119.7       .6          53.2      1.5
                          --------      ---      --------      ---      --------      ---
Total domestic
  deposits..............   5,243.6      6.8       6,588.2      6.4       6,331.6      6.6
                          --------      ---      --------      ---      --------      ---
FOREIGN
Time certificates.......     417.3      3.9       1,172.8      5.7       1,243.7      4.5
Savings and demand
  accounts..............     178.0      3.2         192.2      4.5         182.2      4.5
                          --------      ---      --------      ---      --------      ---
Total foreign
  deposits..............     595.3      3.7       1,365.0      5.5       1,425.9      4.5
                          --------      ---      --------      ---      --------      ---
Total deposits..........  $5,838.9      6.5%     $7,953.2      6.3%     $7,757.5      6.2%
                          ========      ===      ========      ===      ========      ===

     Interest expense on total deposits was $380.0 million in 2002, $498.6 million in 2001 and $484.0 million in 2000. Interest expense on domestic deposits was $358.0 million in 2002, $423.7 million in 2001 and $419.7 million in 2000.

     Maturities of time certificates in amounts of $100,000 or more at December 31, 2002 were:

                                                            DOMESTIC   FOREIGN   TOTAL
                                                            --------   -------   ------
                                                                   (IN MILLIONS)
3 months or less..........................................    $1.1     $531.4    $532.5
Over 3 months through 6 months............................      .4       50.3      50.7
Over 6 months through 12 months...........................     2.3       90.2      92.5
Over 12 months............................................     3.1       22.6      25.7
                                                              ----     ------    ------
Total.....................................................    $6.9     $694.5    $701.4
                                                              ====     ======    ======

     Contractual maturities of time certificates within each interest rate range at December 31, 2002 were as follows:

                                                                         THERE-
                                    2003    2004    2005   2006   2007   AFTER    TOTAL
                                   ------   -----   ----   ----   ----   ------   ------
                                                       (IN MILLIONS)
INTEREST RATE
<4.00%...........................  $615.0   $ 3.7     --    --      --     --     $618.7
4.00% - 5.99%....................    81.2    12.9   $2.7   $.1    $9.1    $.3      106.3
6.00% - 7.99%....................      --      --    2.0    --      .1     --        2.1
                                   ------   -----   ----   ---    ----    ---     ------
Total............................  $696.2   $16.6   $4.7   $.1    $9.2    $.3     $727.1
                                   ======   =====   ====   ===    ====    ===     ======

9.  COMMERCIAL PAPER, BANK AND OTHER BORROWINGS

                                                                        BANK AND
                                                       COMMERCIAL         OTHER
                                                          PAPER        BORROWINGS        TOTAL
                                                      -------------   -------------   ------------
                                                      (ALL DOLLAR AMOUNTS ARE STATED IN MILLIONS)
2002
Balance.............................................    $4,605.3        $1,523.0       $ 6,128.3
Highest aggregate month-end balance.................                                    13,270.0
Average borrowings..................................     6,830.4         1,472.6         8,303.0
Weighted-average interest rate:
  At year-end.......................................         1.8%            3.9%            2.4%
  Paid during year..................................         1.9             3.4             2.2
2001
Balance.............................................    $9,141.2        $2,883.1       $12,024.3
Highest aggregate month-end balance.................                                    13,926.4
Average borrowings..................................     9,221.1         2,240.1        11,461.2
Weighted-average interest rate:
  At year-end.......................................         2.0%            2.6%            2.2%
  Paid during year..................................         4.1             3.9             4.0
2000
Balance.............................................    $9,371.5        $1,416.4       $10,787.9
Highest aggregate month-end balance.................                                    12,581.6
Average borrowings..................................     9,828.7         2,099.7        11,928.4
Weighted-average interest rate:
  At year-end.......................................         6.6%            6.6%            6.6%
  Paid during year..................................         6.3             5.5             6.2

     Outstanding commercial paper balances throughout 2002 were lower than 2001 as we took advantage of the low interest rate environment and issued long-term debt. We also reduced outstanding commercial paper to address general market liquidity concerns.

     Commercial paper included obligations of foreign subsidiaries of $497.1 million at December 31, 2002, $374.7 million at December 31, 2001 and $360.9 million at December 31, 2000. Bank and other borrowings included obligations of foreign subsidiaries of $1,487.7 million at December 31, 2002, $713.6 million at December 31, 2001 and $722.3 million at December 31, 2000.

     Interest expense for commercial paper, bank and other borrowings totaled $180.8 million in 2002, $463.2 million in 2001 and $737.7 million in 2000.

     We maintain various bank credit agreements primarily to support commercial paper borrowings and also to provide funding in the U.K. We had committed back-up lines and other bank lines of $13.9 billion at December 31, 2002 and $13.6 billion at December 31, 2001. The U.K. had drawn $1.4 billion on its bank lines of credit at December 31, 2002 and $.7 billion at December 31, 2001. Formal credit lines are reviewed annually and expire at various dates from 2003 to 2007. Borrowings under these lines generally are available at a surcharge over LIBOR. None of the U.S. lines contain material adverse change clauses which could restrict availability.

     Annual commitment fee requirements to support availability of these lines at December 31, 2002 totaled $11.3 million.

10.  SENIOR AND SENIOR SUBORDINATED DEBT (WITH ORIGINAL MATURITIES OVER ONE
     YEAR)

                                                                  AT DECEMBER 31
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (ALL DOLLAR AMOUNTS ARE
                                                                STATED IN MILLIONS)
SENIOR DEBT
  FIXED RATE:
     8.875% Adjustable Conversion-Rate Equity Security
       Units................................................  $   511.0           --
     Zero-coupon convertible debt securities................         --    $ 1,004.2
     Secured financings:
       6.50% to 6.99%; due 2002.............................         --         51.6
       7.00% to 7.49%; due 2003 to 2004.....................      120.1        132.9
       7.50% to 7.99%; due 2003 to 2004.....................       24.2         35.6
       8.00% to 8.99%; due 2003 to 2004.....................       26.3         32.9
     Other fixed rate senior debt:
       3.00% to 4.99%; due 2003 to 2007.....................    2,463.8      1,679.4
       5.00% to 6.49%; due 2003 to 2017.....................   19,982.0     13,223.6
       6.50% to 6.99%; due 2003 to 2022.....................    9,788.6      8,316.5
       7.00% to 7.49%; due 2003 to 2032.....................    8,108.5      4,546.6
       7.50% to 7.99%; due 2003 to 2032.....................    7,956.9      4,659.7
       8.00% to 9.25%; due 2003 to 2012.....................    3,809.1      3,679.0
     VARIABLE INTEREST RATE:
       Secured financings -- 1.52% to 2.88%; due 2003 to
          2008..............................................    7,314.0      1,253.1
       Other variable interest rate senior debt -- 1.71% to
          3.53%; due 2003 to 2034...........................   14,743.8     18,130.0
SENIOR SUBORDINATED DEBT -- 4.56%, due 2005.................      170.0        179.1
UNAMORTIZED DISCOUNT........................................     (242.1)      (100.6)
                                                              ---------    ---------
Total senior and senior subordinated debt...................  $74,776.2    $56,823.6
                                                              =========    =========

     Senior and senior subordinated debt included $7.5 billion of debt secured by $8.5 billion of real estate secured receivables at December 31, 2002 and $1.5 billion of debt secured by $1.7 billion of real estate secured receivables at December 31, 2001.

     At December 31, 2002, senior and senior subordinated debt included carrying value adjustments relating to derivative financial instruments which increased the debt balance by $2.4 billion and a foreign currency translation adjustment relating to our foreign denominated debt which increased the debt balance by $989.3 million. At December 31, 2001, senior and senior subordinated debt included carrying value adjustments relating to derivative financial instruments which increased the debt balance by $391.1 million and a foreign currency translation adjustment relating to our foreign denominated debt which reduced the debt balance by $356.6 million.

     Weighted-average interest rates were 4.9 percent at December 31, 2002 and
5.1 percent at December 31, 2001. Interest expense for senior and senior subordinated debt was $3,310.5 million in 2002, $3,212.0 million in 2001 and $2,707.2 million in 2000. The most restrictive financial covenants contained in the terms of our debt agreements are the maintenance of a minimum shareholders' equity of $4.0 billion for Household International, Inc. and the maintenance of a minimum shareholder's equity of $5.8 billion for Household Finance Corporation ("HFC"), a wholly owned subsidiary of Household. Debt denominated in a foreign currency is included in the applicable rate category based on the effective U.S. dollar equivalent rate as summarized in Note 11, "Derivative Financial Instruments and Concentrations of Credit Risk."

     In 2002, we issued $542 million of 8.875 percent Adjustable Conversion-Rate Equity Security Units. The Adjustable Conversion-Rate Equity Security Units each consisted of an HFC senior unsecured note with a principal amount of $25 and a contract to purchase, for $25, a share of Household common stock on February 15, 2006. The senior unsecured notes will mature on February 15, 2008. The stock purchase contracts require holders to purchase between 21.1 million and 25.3 million shares of our common stock representing between .9735 and 1.1682 shares per unit based upon the applicable market value of one share of our common stock, as defined, on February 15, 2006. The net proceeds from the sale of the units were allocated between the purchase contracts and the senior unsecured notes in our balance sheet based on the fair value of each at the date of the offering. The net present value of the contracted stock purchase payments of $31.4 million was recorded as a decrease in senior and senior subordinated debt and an increase in additional paid-in capital.

     Maturities of senior and senior subordinated debt at December 31, 2002 were as follows:

                                                              (IN MILLIONS)
2003........................................................    $19,724.3
2004........................................................      8,690.6
2005........................................................      9,039.1
2006........................................................      6,090.8
2007........................................................      6,607.5
Thereafter..................................................     24,623.9
                                                                ---------
Total.......................................................    $74,776.2
                                                                =========

     Certain of our senior and senior subordinated debt may be redeemed prior to its stated maturity.

     If the merger with HSBC does not occur by March 31, 2003, we have agreed to pay additional interest on certain debt issued after November 14, 2002 until the merger with HSBC occurs. This additional interest, as of March 19, 2003, would be approximately $330,000 per day.

11.  DERIVATIVE FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

     In the normal course of business and in connection with our asset/liability management program, we enter into various transactions involving derivative financial instruments. These instruments primarily are used to manage our exposure to fluctuations in interest rates and currency exchange rates. We do not serve as a financial intermediary to make markets in any derivative financial instruments. We have a comprehensive program to address potential financial risks such as liquidity, interest rate, currency and counterparty credit risk. The Finance Committee of the Board of Directors sets acceptable limits for each of these risks annually and reviews the limits semiannually. For further information on our strategies for managing interest rate and foreign exchange rate risk, see the "Risk Management" section within our Management's Discussion and Analysis of Financial Condition and Results of Operations.

     Objectives for Holding Derivative Financial Instruments We generally fund our assets with liabilities that have similar interest rate features. Over time, however, customer demand for our receivable products shifts between fixed rate and floating rate products, based on market conditions and preferences. These shifts result in different funding strategies and produce different interest rate risk exposures. We maintain an overall risk management strategy that uses a variety of interest rate and currency derivative financial instruments to mitigate our exposure to fluctuations caused by changes in interest rates and currency exchange rates. We manage our exposure to interest rate risk primarily through the use of interest rate swaps, but also use forwards, futures, options, and other risk management instruments. We manage our exposure to currency risk primarily through the use of currency swaps. We do not speculate on interest rate or foreign currency market exposure and we do not use exotic or leveraged derivative financial instruments.

     Interest rate swaps are contractual agreements between two counterparties for the exchange of periodic interest payments generally based on a notional principal amount and agreed-upon fixed or floating rates. The majority of our interest rate swaps are used to manage our exposure to changes in interest rates by converting floating rate assets or debt to fixed rate or by converting fixed rate assets or debt to floating rate. We have also entered into currency swaps to convert both principal and interest payments on debt issued from one currency to the appropriate functional currency.

     Forwards and futures are agreements between two parties, committing one to sell and the other to buy a specific quantity of an instrument on some future date. The parties agree to buy or sell at a specified price in the future, and their profit or loss is determined by the difference between the arranged price and the level of the spot price when the contract is settled. We have both interest rate and foreign exchange rate forward contracts and interest rate futures contracts. We use foreign exchange rate forward contracts to reduce our exposure to foreign currency exchange risk. Interest rate forward and futures contracts are used to hedge resets of interest rates on our floating rate assets and liabilities. Cash requirements for forward contracts include the receipt or payment of cash upon the sale or purchase of the instrument.

     Purchased options grant the purchaser the right, but not the obligation, to either purchase or sell a financial instrument at a specified price within a specified period. The seller of the option has written a contract which creates an obligation to either sell or purchase the financial instrument at the agreed-upon price if, and when, the purchaser exercises the option. We use caps to limit the risk associated with an increase in rates and floors to limit the risk associated with a decrease in rates.

     Market and Credit Risk By utilizing derivative financial instruments, we are exposed to varying degrees of credit and market risk.

     Market risk is the possibility that a change in interest rates or foreign exchange rates will cause a financial instrument to decrease in value or become more costly to settle. We mitigate this risk by establishing limits for positions and other controls.

     Counterparty credit risk is the possibility that a loss may occur because the counterparty to a transaction fails to perform according to the terms of the contract. We control the counterparty credit (or repayment) risk in derivative instruments through established credit approvals, risk control limits and ongoing monitoring procedures. Our exposure to credit risk for futures is limited as these contracts are traded on organized exchanges. Each day, changes in futures contract values are settled in cash. In contrast, swap agreements and forward contracts have credit risk relating to the performance of the counterparty. Additionally, certain swap agreements require that payments be made to, or received from, the counterparty when the fair value of the agreement reaches a certain level. Amounts received from or paid to swap counterparties are recorded in our balance sheet as derivative related liabilities. Derivative financial instruments are generally expressed in terms of notional principal or contract amounts which are much larger than the amounts potentially at risk for nonpayment by counterparties. We have never suffered a loss due to counterparty failure.

     Fair Value and Cash Flow Hedges To manage our exposure to changes in interest rates, we enter into interest rate swap agreements and currency swaps which have been designated as fair value or cash flow hedges under SFAS No. 133. The critical terms of interest rate swaps are designed to match those of the hedged items, enabling the application of the shortcut method of accounting as defined by SFAS No. 133 for 84 percent of the notional amounts of such interest rate swaps at December 31, 2002. To the extent that the critical terms of the hedged item and the derivative are not identical, hedge ineffectiveness is reported in earnings during the current period as a component of other income. Although the critical terms of currency swaps are designed to match those of the hedged items, SFAS No. 133 does not allow shortcut method accounting for this type of hedge. Therefore, there may be minimal ineffectiveness which is reported in current period earnings.

     Fair value hedges include interest rate swaps which convert our fixed rate debt or assets to variable rate debt or assets and currency swaps which convert debt issued from one currency into pay variable debt of the appropriate functional currency. Hedge ineffectiveness associated with fair value hedges is recorded as other income and was a loss of $5.3 million ($3.4 million after tax) in 2002 and a gain of $.2 million ($.1 million after tax) in 2001. During both 2002 and 2001, all of our fair value hedges were associated with debt. We recorded fair value adjustments for open fair value hedges which increased the carrying value of our debt by $1,841.2 million at December 31, 2002 and decreased the carrying value of our debt by $85.7 million at December 31, 2001.

     Cash flow hedges include interest rate swaps which convert our variable rate debt or assets to fixed rate debt or assets and currency swaps which convert debt issued from one currency into pay fixed debt of the appropriate functional currency. Losses on derivative instruments designated as cash flow hedges (net of tax) are reported in accumulated other comprehensive income and totaled $736.5 million at December 31, 2002 and $699.1 million at December 31, 2001. We expect $162.6 million ($103.2 million after-tax) of currently unrealized net losses will be reclassified to earnings within one year, however, these unrealized losses will be offset by decreased interest expense associated with the variable cash flows of the hedged items and will result in no net economic impact to our earnings. Hedge ineffectiveness associated with cash flow hedges is recorded as other income and was immaterial in both 2002 and 2001.

     At December 31, 2002, $1,863.5 million of derivative instruments, at fair value, were recorded in derivative financial assets and $187.0 million in derivative related liabilities. At December 31, 2001, $97.2 million of derivative instruments, at fair value, were recorded in derivative financial assets and $1,615.4 million in derivative related liabilities.

     Deferred gains resulting from termination of derivatives were $682.4 million at December 31, 2002 and $551.7 million at December 31, 2001. Deferred losses from termination of derivatives were $139.1 million at December 31, 2002 and $72.1 million at December 31, 2001. Amortization of net deferred gains totaled $155.9 million in 2002 and $43.6 million in 2001. The weighted-average amortization period associated with the deferred gains was 4.8 years at December 31, 2002 and 6.2 years at December 31, 2001. The weighted-average amortization period for the deferred losses was 2.8 years at December 31, 2002 and 5.3 years at December 31, 2001. At December 31, 2002, net deferred gains and losses, increased the carrying value of our senior and senior subordinated debt by $560.1 million and decreased accumulated other comprehensive income by $16.8 million. At December 31, 2001, net deferred gains and losses increased the carrying value of our deposits by $24.7 million, increased the carrying value of our senior and senior subordinated debt by $476.8 million and decreased accumulated other comprehensive income by $21.9 million.

     Hedges of Net Investments in Foreign Operations From time to time, we use forward-exchange contracts and foreign currency options to hedge our net investments in foreign operations. The purpose of these hedges is to protect against adverse movements in exchange rates. Net gains and (losses) (net of tax) related to these derivatives are included in accumulated other comprehensive income and totaled $(85.9) million in 2002 and $8.9 million in 2001.

     Non-Qualifying Hedging Activities We use forward rate agreements, interest rate caps, exchange traded futures, and some interest rate swaps which were not designated as hedges under SFAS No. 133. These financial instruments are economic hedges that are not linked to specific assets and liabilities that appear on our balance sheet and do not qualify for hedge accounting. The primary purpose of these derivatives is to minimize our exposure to changes in interest rates. Net fair value gains (losses) on derivatives which were not designated as hedges are reported as other income and totaled $8.0 million ($5.1 million after-tax) in 2002 and $(.3) million ($(.2) million after-tax) in 2001.

Derivative Financial Instruments The following table summarizes derivative financial instrument activity:

                                                        EXCHANGE TRADED                   NON--EXCHANGE TRADED
                                         ---------------------------------------------   ----------------------
                                          INTEREST RATE FUTURES
                                                CONTRACTS                OPTIONS
                                          ---------------------          -------          INTEREST    CURRENCY
                                         PURCHASED       SOLD      PURCHASED   WRITTEN   RATE SWAPS     SWAPS
                                         ----------   ----------   ---------   -------   ----------   ---------
                                                                     (IN MILLIONS)
2000
Notional amount, 1999..................  $    100.0           --   $   703.0        --   $ 27,758.9   $ 5,672.7
New contracts..........................    21,715.0   $(20,321.0)    1,300.0   $(300.0)    15,451.0     3,047.4
Matured or expired contracts...........    (1,494.0)          --    (1,403.0)       --    (13,733.0)     (767.2)
Terminated contracts...................          --           --      (600.0)    300.0     (3,768.6)     (655.0)
In-substance maturities(1).............   (20,321.0)    20,321.0          --        --           --          --
                                         ----------   ----------   ---------   -------   ----------   ---------
Notional amount, 2000..................  $       --   $       --   $      --   $    --   $ 25,708.3   $ 7,297.9
                                         ==========   ==========   =========   =======   ==========   =========
Fair value, 2000(2)....................  $       --   $       --   $      --   $    --   $    258.8   $  (532.9)
                                         ----------   ----------   ---------   -------   ----------   ---------
2001
Notional amount, 2000..................          --           --          --        --   $ 25,708.3   $ 7,297.9
New contracts..........................  $ 36,675.0   $(22,706.0)  $ 4,750.0        --     22,259.0     2,481.6
Matured or expired contracts...........   (21,850.0)       300.0          --        --     (7,651.3)     (919.5)
Terminated contracts...................          --           --    (2,750.0)       --     (9,832.7)     (165.6)
In-substance maturities(1).............   (13,406.0)    13,406.0          --        --           --          --
                                         ----------   ----------   ---------   -------   ----------   ---------
Notional amount, 2001..................  $  1,419.0   $ (9,000.0)  $ 2,000.0   $    --   $ 30,483.3   $ 8,694.4
                                         ==========   ==========   =========   =======   ==========   =========
Fair value, 2001(2):
  Fair value hedges....................          --           --          --        --   $   (152.9)  $    67.2
  Cash flow hedges.....................          --           --          --        --       (348.1)   (1,084.6)
  Non-hedging derivatives..............  $       .4   $     (3.4)  $      .4        --          3.4          --
                                         ----------   ----------   ---------   -------   ----------   ---------
  Total................................  $       .4   $     (3.4)  $      .4   $    --   $   (497.6)  $(1,017.4)
                                         ==========   ==========   =========   =======   ==========   =========
2002
Notional amount, 2001..................  $  1,419.0   $ (9,000.0)  $ 2,000.0        --   $ 30,483.3   $ 8,694.4
New contracts..........................    23,113.0     (8,218.0)    8,800.0        --     30,374.6     4,415.3
Matured or expired contracts...........    (7,932.0)       618.0    (3,400.0)       --    (10,385.0)     (917.1)
Terminated contracts...................          --           --    (4,000.0)       --     (5,966.5)     (532.0)
In-substance maturities(1).............   (16,600.0)    16,600.0          --        --           --          --
                                         ----------   ----------   ---------   -------   ----------   ---------
Notional amount, 2002..................  $       --   $       --   $ 3,400.0   $    --   $ 44,506.4   $11,660.6
                                         ==========   ==========   =========   =======   ==========   =========
Fair value, 2002(2):
  Fair value hedges....................          --           --          --        --   $  1,819.2   $    22.0
  Cash flow hedges.....................          --           --          --        --       (514.7)      369.3
  Net investment in foreign
    operations.........................          --           --          --        --           --          --
  Non-hedging derivatives..............          --           --          --        --          5.1          --
                                         ----------   ----------   ---------   -------   ----------   ---------
  Total................................  $       --   $       --   $      --   $    --   $  1,309.6   $   391.3
                                         ==========   ==========   =========   =======   ==========   =========

                                                           NON--EXCHANGE TRADED
                                         --------------------------------------------------------
                                          FOREIGN EXCHANGE RATE      INTEREST RATE
                                                CONTRACTS          FORWARD CONTRACTS
                                          ---------------------    -----------------    CAPS AND
                                         PURCHASED       SOLD      PURCHASED    SOLD     FLOORS
                                         ----------   ----------   ---------   ------   ---------
                                                              (IN MILLIONS)
2000
Notional amount, 1999..................  $    118.1   $   (697.7)  $ 3,241.5   $(69.2)  $ 3,454.0
New contracts..........................     1,828.9     (1,798.3)    4,158.3   (163.1)    2,550.6
Matured or expired contracts...........       (85.6)       398.6    (6,818.5)   232.3    (3,019.7)
Terminated contracts...................          --           --      (133.4)      --      (309.4)
In-substance maturities(1).............    (1,852.3)     1,852.3          --       --          --
                                         ----------   ----------   ---------   ------   ---------
Notional amount, 2000..................  $      9.1   $   (245.1)  $   447.9   $   --   $ 2,675.5
                                         ==========   ==========   =========   ======   =========
Fair value, 2000(2)....................  $       .3   $     (2.8)  $     (.3)  $   --   $    (2.7)
                                         ----------   ----------   ---------   ------   ---------
2001
Notional amount, 2000..................  $      9.1   $   (245.1)  $   447.9       --   $ 2,675.5
New contracts..........................     9,347.4    (10,325.0)    2,074.5       --     3,481.8
Matured or expired contracts...........       (51.3)       172.5    (1,991.4)      --    (2,297.7)
Terminated contracts...................          --           --       (31.4)      --      (847.0)
In-substance maturities(1).............    (9,196.1)     9,196.1          --       --          --
                                         ----------   ----------   ---------   ------   ---------
Notional amount, 2001..................  $    109.1   $ (1,201.5)  $   499.6   $   --   $ 3,012.6
                                         ==========   ==========   =========   ======   =========
Fair value, 2001(2):
  Fair value hedges....................          --           --          --       --          --
  Cash flow hedges.....................  $      2.5   $      1.7          --       --          --
  Non-hedging derivatives..............          --         (3.0)  $    (1.6)      --   $     (.2)
                                         ----------   ----------   ---------   ------   ---------
  Total................................  $      2.5   $     (1.3)  $    (1.6)  $   --   $     (.2)
                                         ==========   ==========   =========   ======   =========
2002
Notional amount, 2001..................  $    109.1   $ (1,201.5)  $   499.6   $   --   $ 3,012.6
New contracts..........................    23,572.2    (24,350.2)      968.9    (39.4)    6,161.6
Matured or expired contracts...........    (1,609.8)     1,362.5    (1,159.9)    39.4    (1,945.0)
Terminated contracts...................       (30.2)          --      (149.5)      --        (8.2)
In-substance maturities(1).............   (21,664.8)    21,664.8          --       --          --
                                         ----------   ----------   ---------   ------   ---------
Notional amount, 2002..................  $    376.5   $ (2,524.4)  $   159.1   $   --   $ 7,221.0
                                         ==========   ==========   =========   ======   =========
Fair value, 2002(2):
  Fair value hedges....................          --           --          --       --          --
  Cash flow hedges.....................          --           --          --       --          --
  Net investment in foreign
    operations.........................  $      1.3   $    (31.2)         --       --          --
  Non-hedging derivatives..............          --           --          --       --   $     5.5
                                         ----------   ----------   ---------   ------   ---------
  Total................................  $      1.3   $    (31.2)  $      --   $   --   $     5.5
                                         ==========   ==========   =========   ======   =========

---------------

(1) Represent contracts terminated as the market execution technique of closing the transaction either (a) just prior to maturity to avoid delivery of the underlying instrument or (b) at the maturity of the underlying items being hedged.

(2) (Bracketed) unbracketed amounts represent amounts to be (paid) received by us had these positions been closed out at the respective balance sheet date. Bracketed amounts do not necessarily represent risk of loss as the fair value of the derivative financial instrument and the items being hedged must be evaluated together. See Note 15, "Fair Value of Financial Instruments," for further discussion of the relationship between the fair value of our assets and liabilities.

     We operate in three functional currencies, the U.S. dollar, the British pound and the Canadian dollar. The U.S. dollar is the functional currency for exchange-traded interest rate futures contracts and options. Non-exchange traded instruments are restated in U.S. dollars by country as follows:

                                                  FOREIGN EXCHANGE
                        INTEREST                   RATE CONTRACTS         INTEREST RATE     OTHER RISK
                          RATE      CURRENCY    ---------------------   FORWARD CONTRACTS   MANAGEMENT
                          SWAPS       SWAPS     PURCHASED     SOLD          PURCHASED       INSTRUMENTS
                        ---------   ---------   ---------   ---------   -----------------   -----------
                                                         (IN MILLIONS)
2000
United States.........  $23,734.5   $ 5,751.6    $  6.7     $  (245.1)           --          $2,352.9
Canada................      274.8       121.0       2.4            --        $313.5                --
United Kingdom........    1,699.0     1,425.3        --            --         134.4             322.6
                        ---------   ---------    ------     ---------        ------          --------
                        $25,708.3   $ 7,297.9    $  9.1     $  (245.1)       $447.9          $2,675.5
                        =========   =========    ======     =========        ======          ========
2001
United States.........  $28,405.2   $ 7,259.8    $109.1     $(1,199.5)           --          $2,989.9
Canada................      287.5          --        --          (2.0)       $499.6                --
United Kingdom........    1,790.6     1,434.6        --            --            --              22.7
                        ---------   ---------    ------     ---------        ------          --------
                        $30,483.3   $ 8,694.4    $109.1     $(1,201.5)       $499.6          $3,012.6
                        =========   =========    ======     =========        ======          ========
2002
United States.........  $42,682.3   $10,210.3    $351.0     $(2,524.4)           --          $7,194.2
Canada................      270.4          --        --            --        $159.1                --
United Kingdom........    1,553.7     1,450.3      25.5            --            --              26.8
                        ---------   ---------    ------     ---------        ------          --------
                        $44,506.4   $11,660.6    $376.5     $(2,524.4)       $159.1          $7,221.0
                        =========   =========    ======     =========        ======          ========

     The table below reflects the items hedged using derivative financial instruments which qualify for hedge accounting at December 31, 2002. The critical terms of the derivative financial instruments have been designed to match those of the related asset or liability.

                                                                                 FOREIGN
                                                  INTEREST RATE   CURRENCY       EXCHANGE
                                                      SWAPS         SWAPS     RATE CONTRACTS
                                                  -------------   ---------   --------------
                                                                (IN MILLIONS)
Investment securities...........................    $     9.8            --            --
Commercial paper, bank and other borrowings.....        571.6            --            --
Senior and senior subordinated debt.............     43,925.0     $11,660.6            --
Investment in foreign operations................           --            --      $2,147.9
                                                    ---------     ---------      --------
Total items hedged using derivative financial
  instruments...................................    $44,506.4     $11,660.6      $2,147.9
                                                    =========     =========      ========

     The following table summarizes the maturities and related weighted-average receive/pay rates of interest rate swaps outstanding at December 31, 2002:

                         2003        2004       2005       2006       2007       2008     THEREAFTER     TOTAL
                       ---------   --------   --------   --------   --------   --------   ----------   ---------
                                              (ALL DOLLAR AMOUNTS ARE STATED IN MILLIONS)
PAY A FIXED RATE/
  RECEIVE A FLOATING
  RATE:
  Notional value.....  $11,555.6   $2,995.6   $1,465.6   $1,310.5   $1,141.1   $2,324.0          --    $20,792.4
  Weighted-average
    receive rate.....       1.89%      2.37%      2.96%      1.62%      1.42%      1.42%         --         1.94%
  Weighted-average
    pay rate.........       4.42       4.51       5.40       3.70       4.22       4.13          --         4.41
PAY A FLOATING RATE/
  RECEIVE A FIXED
  RATE:
  Notional value.....         --   $    2.0   $1,640.2   $  456.5   $4,680.1   $3,625.8   $13,309.4    $23,714.0
  Weighted-average
    receive rate.....         --       6.57%      3.00%      3.19%      6.43%      5.62%       6.58%        6.09%
  Weighted-average
    pay rate.........         --       1.42       1.90       1.97       2.94       2.32        2.50         2.51
                       ---------   --------   --------   --------   --------   --------   ---------    ---------
Total notional
  value..............  $11,555.6   $2,997.6   $3,105.8   $1,767.0   $5,821.2   $5,949.8   $13,309.4    $44,506.4
                       =========   ========   ========   ========   ========   ========   =========    =========
TOTAL WEIGHTED-
  AVERAGE RATES ON
  SWAPS:
  Receive rate.......       1.89%      2.37%      2.98%      2.02%      5.45%      3.98%       6.58%        4.15%
  Pay rate...........       4.42       4.51       3.55       3.25       3.19       3.03        2.50         3.40

     The floating rates that we pay or receive are based on spot rates from independent market sources for the index contained in each interest rate swap contract, which generally are based on either 1-, 3- or 6-month LIBOR. These current floating rates are different than the floating rates in effect when the contracts were initiated. Changes in spot rates impact the variable rate information disclosed above. However, these changes in spot rates also impact the interest rate on the underlying assets or liabilities. We use derivative financial instruments to hedge the interest rate inherent in balance sheet assets and liabilities, which manages the volatility of net interest margin resulting from changes in interest rates on the underlying hedged items. Had we not utilized these instruments, owned net interest margin would have decreased by 31 basis points in 2002, increased by 13 basis points in 2001 and decreased by 5 basis points in 2000.

     Concentrations of Credit Risk A concentration of credit risk is defined as a significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions.

     Because we primarily lend to consumers, we do not have receivables from any industry group that equal or exceed 10 percent of total owned or managed receivables at December 31, 2002 and 2001. We lend nationwide and our receivables are distributed as follows at December 31, 2002:

                                                         PERCENT OF TOTAL   PERCENT OF TOTAL
                                                          OWNED DOMESTIC    MANAGED DOMESTIC
STATE/REGION                                               RECEIVABLES        RECEIVABLES
------------                                             ----------------   ----------------
California.............................................         15%                14%
Midwest
  (IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, SD, WI).....         24                 24
Southeast (AL, FL, GA, KY, MS, NC, SC, TN).............         18                 19
Middle Atlantic (DE, DC, MD, NJ, PA, VA, WV)...........         14                 14
Southwest (AZ, AR, LA, NM, OK, TX).....................         10                 10
Northeast (CT, ME, MA, NH, NY, RI, VT).................         10                 10
West (AK, CO, HI, ID, MT, NV, OR, UT, WA, WY)..........          9                  9

12. COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUSTS

     The following table summarizes our company obligated mandatorily redeemable preferred securities of subsidiary trusts ("Preferred Securities") and the related Junior Subordinated Notes:

                       HOUSEHOLD CAPITAL   HOUSEHOLD CAPITAL   HOUSEHOLD CAPITAL   HOUSEHOLD CAPITAL   HOUSEHOLD CAPITAL
                           TRUST VII           TRUST VI             TRUST V            TRUST IV             TRUST I
                          ("HCT VII")         ("HCT VI")           ("HCT V")          ("HCT IV")           ("HCT I")
                       -----------------   -----------------   -----------------   -----------------   -----------------
                                                  (ALL DOLLAR AMOUNTS ARE STATED IN MILLIONS)
PREFERRED SECURITIES:
  Interest rate......               7.50%              8.25%             10.00%                 7.25%             8.25%
  Face value.........               $200               $200               $300                  $200               $75
  Issue date.........      November 2001       January 2001          June 2000            March 1998         June 1995
JUNIOR SUBORDINATED
  NOTES:
  Principal
    balance..........             $206.2             $206.2             $309.3                $206.2             $77.3
  Redeemable by
    issuer...........   November 8, 2006   January 30, 2006       June 8, 2005        March 19, 2003     June 30, 2000
  Stated maturity....  November 15, 2031   January 30, 2031      June 30, 2030     December 31, 2037     June 30, 2025

     The Preferred Securities are classified in our balance sheet as company obligated mandatorily redeemable preferred securities of subsidiary trusts (representing the minority interests in the trusts) at their face and redemption amount of $975 million at December 31, 2002 and 2001.

     The Preferred Securities must be redeemed when the Junior Subordinated Notes are paid. The Junior Subordinated Notes have a stated maturity date, but are redeemable by us, in whole or in part, beginning on the dates indicated above at which time the Preferred Securities are callable at par ($25 per Preferred Security) plus accrued and unpaid dividends. Dividends on the Preferred Securities are cumulative, payable quarterly in arrears, and are deferrable at our option for up to five years. We cannot pay dividends on our preferred and common stocks during such deferments. The Preferred Securities have a liquidation value of $25 per preferred security.

     HCT I, HCT IV, HCT V, HCT VI and HCT VII (collectively, "the Trusts") are wholly owned subsidiaries of Household. Our obligations with respect to the Junior Subordinated Notes, when considered together with certain undertakings of Household with respect to the Trusts, constitute full and unconditional guarantees by us of the Trust's obligations under the respective Preferred Securities.

13.  PREFERRED STOCK

                                                                  AT DECEMBER 31
                                                              -----------------------
                                                                 2002         2001
                                                              -----------   ---------
                                                                (ALL DOLLAR AMOUNTS
                                                              ARE STATED IN MILLIONS)
7.625% preferred stock......................................    $  350.0          --
7.60% preferred stock.......................................       387.4          --
7.50% preferred stock.......................................       291.4      $291.4
$4.30 preferred stock.......................................        83.6        83.6
$4.50 preferred stock.......................................        10.4        10.4
5.00% preferred stock.......................................        20.4        20.4
8.25% preferred stock.......................................        50.0        50.0
                                                                --------      ------
Total preferred stock.......................................    $1,193.2      $455.8
                                                                ========      ======

     Terms of the preferred stock issuances are as follows:

                                                                                          REDEMPTION   LIQUIDATION
                              NUMBER OF          DIVIDENDS            REDEMPTION          VALUE PER     VALUE PER
                                SHARES            PAYABLE              FEATURES            SHARE(2)       SHARE
                         --------------------   ------------   ------------------------   ----------   -----------
7.625% preferred
  stock................  14,000,000             Quarterly      Redeemable at our option     $  25(3)      $  25(3)
                         depositary shares(1)                  after September 2007(5)
7.60% preferred
  stock................  16,000,000             Quarterly      Redeemable at our option        25(3)         25(3)
                         depositary shares(1)                  after March 2007(5)
7.50% preferred
  stock................  12,000,000             Quarterly      Redeemable at our option        25(3)         25(3)
                         depositary shares(1)                  after September 2006(5)
$4.30 preferred
  stock................  836,585 shares         Semiannually   Redeemable at our option       100           100(4)
$4.50 preferred
  stock................  103,976 shares         Semiannually   Redeemable at our option       103           100
5.00% preferred
  stock................  407,718 shares         Semiannually   Redeemable at our option        50            50
8.25% preferred
  stock................  2,000,000              Quarterly      Redeemable at our option        25(3)         25(3)
                         depositary shares(1)

---------------

(1) Each depositary share represents 1/40 share of preferred stock.
(2) Plus accrued and unpaid dividends.
(3) Per depositary share.
(4) Plus accrued and unpaid dividends in the event of an involuntary liquidation.
(5) Expected to be repaid in connection with the merger with HSBC at their liquidation value.

     Dividends on all issues of preferred stock are cumulative. All issues are redeemable, in whole or in part, at our option or at any time after the dates indicated above. Holders of all issues of preferred stock are entitled to payment before any capital distribution is made to common shareholders. The holders of the $4.30, $4.50 and 5.00 percent preferred stocks are entitled to vote with the holders of our common stock on all matters. Each issue of preferred stock is also entitled to vote, as a class separate from our common stock, to elect two directors if dividends for a specified period shall be in arrears, until the dividends in arrears are paid in full.

     Our Board of Directors has adopted a resolution creating an Offering Committee of the Board with the power to authorize the issuance and sale of one or more series of preferred stock. The Offering Committee has the authority to determine the particular designations, powers, preferences and relative, participating, optional or other special rights (other than voting rights which shall be fixed by the Board of Directors) and qualifications, limitations or restrictions of such issuance. At December 31, 2002, up to 8.2 million shares of preferred stock were authorized for issuance.

14.  FORWARD PURCHASE AGREEMENTS AND JUNIOR PREFERRED SHARE PURCHASE RIGHTS

     At December 31, 2002, we had agreements to purchase, on a forward basis, approximately 4.9 million shares of our common stock at a weighted-average forward price of $53.05 per share. The agreements expire at various dates through August 2003. These agreements may be settled physically or on a net basis in shares of our common stock or in cash, depending on the terms of the various agreements, at our option. We account for these agreements in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company's Own Stock". As a result, we initially measure these forward contracts at fair value and report them as permanent equity. Subsequent changes in their fair value are not recognized. Under the terms of the various agreements, expiration dates accelerate if our stock price reaches certain triggers. At December 31, 2002, these triggers varied between the agreements and ranged between $12 and $16 per share. As a result of settlements under these forward contracts, we received 4.7 million shares at an average cost of $58.91 per share during 2002, 9.8 million shares at an average cost of $47.03 per share in 2001 and 3.3 million shares at an average cost of $34.82 per share in 2000.

     Under a net share settlement, changes in our stock price will affect the number of common shares that we are required to deliver to or entitled to receive from the counterparty. The number of shares is based on the difference between our stock price and the forward price of the agreement. For example, at December 31, 2002, based on the closing price of our common stock of $27.81 per share, we would have been required to deliver approximately 4.4 million shares of our common stock to net share settle these contracts. If our common stock price had been lower by $1 per share at December 31, 2002, we would have been required to deliver a total of approximately 4.7 common shares to net share settle these contracts. If our common stock price had been higher by $1 per share at December 31, 2002, we would have been required to deliver a total of approximately 4.1 million shares of our common stock to net share settle the contracts. These agreements, however, contain limits on the number of shares to be delivered under a net share settlement, regardless of the price of our common stock. At December 31, 2002, the maximum number of common shares we would be required to deliver to net share settle the 4.9 million shares currently outstanding was 40.7 million shares.

     The FASB is expected to issue Statement Number 149, "Accounting for Financial Instruments with Characteristics of Liabilities, Equity, or Both" ("SFAS No. 149") in the second quarter of 2003. This limited scope statement will prescribe changes to the classification of preferred securities of subsidiary trusts and the accounting for forward purchase contracts issued by a company in its own stock. SFAS No. 149 will require all preferred securities of subsidiary trusts to be classified as debt on the consolidated balance sheet and the related dividends as interest expense. Upon adoption of SFAS No. 149, we will be required to reclassify company obligated mandatorily redeemable preferred securities of subsidiary trusts totaling $975 million to senior and senior subordinated debt. Dividends on these securities are currently reported as interest expense in our consolidated statements of income. SFAS No. 149 will also require that all forward purchase contracts issued by a company in its own stock with alternative settlement methods be recorded as an asset or liability and measured at fair value with changes in fair value recorded in earnings. The statement is effective upon issuance except that it will be effective beginning July 1, 2003 for existing forward purchase contacts. Because we currently expect to close out our remaining forward contracts prior to July 1, 2003, we do not expect adoption of SFAS No. 149 will have a material impact to our financial position or results of operations.

     In 1996, Household issued one preferred share purchase right (a "Right") for each outstanding share of common stock of the company. Under certain conditions, each Right may be exercised to purchase one three-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $100 per one three-thousandth of a share, subject to further adjustment. The Rights may be exercised only after the earlier of: (a) a public announcement that a party or an associated group acquired 15 percent or more of Household's common stock and (b) ten business days (or later date as determined by the Board of Directors of Household) after a party or an associated group initiates or announces its intention to make an offer to acquire 15 percent or more of Household's common stock. The Rights, which cannot vote or receive dividends, expire on July 31, 2006, and may be redeemed by Household at a price of $.0033 per Right at any time prior to expiration or acquisition of 15 percent of Household's common stock. The Rights were amended to permit the merger agreement with HSBC and the transactions contemplated thereby.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     We have estimated the fair value of our financial instruments in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" ("SFAS No. 107"). Fair value estimates, methods and assumptions set forth below for our financial instruments are made solely to comply with the requirements of SFAS No. 107 and should be read in conjunction with the financial statements and notes in this Annual Report.

     A significant portion of our financial instruments do not have a quoted market price. For these items, fair values were estimated by discounting estimated future cash flows at estimated current market discount rates. Assumptions used to estimate future cash flows are consistent with management's assessments regarding ultimate collectibility of assets and related interest and with estimates of product lives and repricing characteristics used in our asset/liability management process. All assumptions are based on historical experience adjusted for future expectations. Assumptions used to determine fair values for financial instruments for which no active market exists are inherently judgmental and changes in these assumptions could significantly affect fair value calculations.

     As required under generally accepted accounting principles, a number of other assets recorded on the balance sheets (such as acquired credit card relationships) and other intangible assets not recorded on the balance sheets (such as the value of consumer lending relationships for originated receivables and the franchise values of our business units) are not considered financial instruments and, accordingly, are not valued for purposes of this disclosure. We believe there is substantial value associated with these assets based on current market conditions and historical experience. Accordingly, the estimated fair value of financial instruments, as disclosed, does not fully represent our entire value, nor the changes in our entire value.

     The following is a summary of the carrying value and estimated fair value of our financial instruments:

                                                       AT DECEMBER 31
                         ---------------------------------------------------------------------------
                                         2002                                   2001
                         ------------------------------------   ------------------------------------
                          CARRYING    ESTIMATED                  CARRYING    ESTIMATED
                           VALUE      FAIR VALUE   DIFFERENCE     VALUE      FAIR VALUE   DIFFERENCE
                         ----------   ----------   ----------   ----------   ----------   ----------
                                                        (IN MILLIONS)
ASSETS:
Cash...................  $    797.7   $    797.7          --    $    543.6   $    543.6          --
Investment
  securities...........     7,584.0      7,584.0          --       3,580.5      3,580.5          --
Receivables............    82,050.5     84,461.8   $ 2,411.3      79,263.5     81,219.0   $ 1,955.5
Derivative financial
  assets...............     1,863.5      1,863.5          --          97.2         97.2          --
                         ----------   ----------   ---------    ----------   ----------   ---------
Total assets...........    92,295.7     94,707.0     2,411.3      83,484.8     85,440.3     1,955.5
                         ----------   ----------   ---------    ----------   ----------   ---------
LIABILITIES:
Deposits...............      (821.2)      (825.2)       (4.0)     (6,562.3)    (6,838.9)     (276.6)
Commercial paper, bank
  and other
  borrowings...........    (6,128.3)    (6,128.3)         --     (12,024.3)   (12,024.3)         --
Senior and senior
  subordinated debt....   (74,776.2)   (76,495.2)   (1,719.0)    (56,823.6)   (58,326.9)   (1,503.3)
Insurance policy and
  claim reserves.......    (1,047.6)    (1,369.0)     (321.4)     (1,094.5)    (1,345.9)     (251.4)
Derivative financial
  liabilities..........      (187.0)      (187.0)         --      (1,615.4)    (1,615.4)         --
                         ----------   ----------   ---------    ----------   ----------   ---------
Total liabilities......   (82,960.3)   (85,004.7)   (2,044.4)    (78,120.1)   (80,151.4)   (2,031.3)
                         ----------   ----------   ---------    ----------   ----------   ---------
Total..................  $  9,335.4   $  9,702.3   $   366.9    $  5,364.7   $  5,288.9   $   (75.8)
                         ==========   ==========   =========    ==========   ==========   =========

     Cash:  Carrying value approximates fair value due to cash's liquid nature.

     Investment securities: Investment securities are classified as available-for-sale and are carried at fair value on the balance sheets. Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

     Receivables: The fair value of adjustable rate receivables generally approximates carrying value because interest rates on these receivables adjust with changing market interest rates. The fair value of fixed rate consumer receivables was estimated by discounting future expected cash flows at interest rates which approximate the rates that would achieve a similar return on assets with comparable risk characteristics. Receivables also includes our interest-only strip receivables. The interest-only strip receivables are carried at fair value on our balance sheets. Fair value is based on an estimate of the present value of future cash flows associated with securitizations of certain real estate secured, auto finance, MasterCard and Visa, private label and personal non-credit card receivables.

     Deposits: The fair value of our savings and demand accounts equaled the carrying amount as stipulated in SFAS No. 107. The fair value of gross fixed rate time certificates was estimated by discounting future expected cash flows at interest rates that we offer on such products at the respective valuation dates.

     Commercial paper, bank and other borrowings: The fair value of these instruments approximates existing carrying value because interest rates on these instruments adjust with changes in market interest rates due to their short-term maturity or repricing characteristics.

     Senior and senior subordinated debt: The estimated fair value of our gross fixed rate debt instruments was determined using either quoted market prices or by discounting future expected cash flows at interest rates offered for similar types of debt instruments. Carrying value is typically used to estimate the fair value of floating rate debt.

     Insurance policy and claim reserves: The fair value of insurance reserves for periodic payment annuities was estimated by discounting future expected cash flows at estimated market interest rates at December 31, 2002 and 2001. The fair value of other insurance reserves is not required to be determined in accordance with SFAS No. 107.

     Derivative financial assets and liabilities: All derivative financial assets and liabilities, which exclude amounts received from or paid to swap counterparties, are carried at fair value on the balance sheet. Where practical, quoted market prices were used to determine fair value of these instruments. For non-exchange traded contracts, fair value was determined using accepted and established valuation methods (including input from independent third parties) which consider the terms of the contracts and market expectations on the valuation date for forward interest rates (for interest rate contracts) or forward foreign currency exchange rates (for foreign exchange contracts). We enter into foreign exchange contracts to hedge our exposure to currency risk on foreign denominated debt. We also enter into interest rate contracts to hedge our exposure to interest rate risk on assets and liabilities, including debt. As a result, decreases/increases in the fair value of derivative financial instruments which have been designated as effective hedges are offset by a corresponding increase/decrease in the fair value of the individual asset or liability being hedged. See Note 11, "Derivative Financial Instruments and Concentrations of Credit Risk," for additional discussion of the nature of these items.

16.  LEASES

     We lease certain offices, buildings and equipment for periods of up to 25 years. The leases have various renewal options. The office space leases generally require us to pay certain operating expenses. Net rental expense under operating leases was $135.1 million in 2002, $124.9 million in 2001 and $107.6 million in 2000.

     We have a lease obligation on a former office complex which has been subleased through 2010, the end of the lease period. The sublessee has assumed our future rental obligations on this lease.

     Future net minimum lease commitments under noncancelable operating lease arrangements were:

                                                            MINIMUM    MINIMUM
                                                             RENTAL    SUBLEASE
YEAR ENDING DECEMBER 31                                     PAYMENTS    INCOME     NET
-----------------------                                     --------   --------   ------
                                                                   (IN MILLIONS)
2003......................................................   $164.9     $ 21.6    $143.3
2004......................................................    126.2       22.2     104.0
2005......................................................    107.1       22.4      84.7
2006......................................................     96.1       22.3      73.8
2007......................................................     77.6       22.3      55.3
Thereafter................................................    267.1       56.1     211.0
                                                             ------     ------    ------
Net minimum lease commitments.............................   $839.0     $166.9    $672.1
                                                             ======     ======    ======

17.  INCENTIVE COMPENSATION AND STOCK OPTION PLANS

     Household's executive compensation plans provide for issuance of nonqualified stock options and restricted stock rights ("RSRs"). Stock options permit the holder to purchase, under certain limitations, Household's common stock at the market value of the stock on the date the option is granted. Employee stock options generally vest equally over four years and expire 10 years from the date of grant. Shares of our common stock reserved for stock plans were 40.9 million at December 31, 2002 and 34.9 million at December 31, 2001.

     Non-employee directors annually receive options to purchase shares of Household's common stock at the stock's fair market value on the day the option is granted. Director options have a term of ten years and one day, fully vest six months from the date granted, and once vested are exercisable at any time during the option term. In November 2002, non-employee directors chose not to receive their annual option to purchase 10,000 shares of Household's common stock in light of the transaction with HSBC. Instead, each director will receive a cash payment of $120,000 which is the fair market value of the options he or she would have otherwise received.

     Common stock data for the stock option plans is summarized as follows:

                                     2002                     2001                     2000
                            ----------------------   ----------------------   ----------------------
                                         WEIGHTED-                WEIGHTED-                WEIGHTED-
                                          AVERAGE                  AVERAGE                  AVERAGE
                                         PRICE PER                PRICE PER                PRICE PER
                              SHARES       SHARE       SHARES       SHARE       SHARES       SHARE
                            ----------   ---------   ----------   ---------   ----------   ---------
Outstanding at beginning
  of year.................  17,750,284    $37.19     16,687,142    $31.09     16,068,326    $26.30
Granted...................   2,933,600     29.59      3,080,400     57.16      2,812,469     48.80
Exercised.................    (730,977)    15.36     (2,015,723)    17.26     (2,056,064)    12.89
Expired or canceled.......    (102,536)    49.88         (1,535)    28.22       (137,589)    36.84
                            ----------    ------     ----------    ------     ----------    ------
Outstanding at end of
  year....................  19,850,371    $36.80     17,750,284    $37.19     16,687,142    $31.09
                            ==========    ======     ==========    ======     ==========    ======
Exercisable at end of
  year....................  13,184,371    $33.80     11,502,384    $29.44     11,134,642    $24.10
                            ==========    ======     ==========    ======     ==========    ======
Weighted-average fair
  value of options
  granted.................                $11.57                   $18.25                   $19.65
                                          ======                   ======                   ======

     The following table summarizes information about stock options outstanding at December 31, 2002:

                                OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                 -------------------------------------------------   ------------------------------
RANGE OF           NUMBER      WEIGHTED-AVERAGE   WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICES  OUTSTANDING    REMAINING LIFE     EXERCISE PRICE    OUTSTANDING    EXERCISE PRICE
---------------  -----------   ----------------   ----------------   -----------   ----------------
$10.01 - $20.00   3,745,782       1.91 years           $14.42         3,745,782         $14.42
$20.01 - $30.00   3,207,215       9.18 years            27.93           423,615          24.03
$30.01 - $40.00   4,881,724       5.15 years            36.29         4,797,724          36.25
$40.01 - $50.00   4,955,250       7.34 years            47.44         3,298,625          47.06
$50.01 - $57.16   3,060,400       8.84 years            57.10           918,625          56.97

     The fair value of each option granted was estimated as of the date of grant using the Black-Scholes option pricing model. The fair value estimates used the following weighted-average assumptions:

                                                             2002      2001      2000
                                                            -------   -------   -------
Risk-free interest rate...................................     3.17%     3.62%     5.74%
Expected dividend yield...................................     3.43      1.44      1.49
Expected life.............................................  5 YEARS   5 years   5 years
Expected volatility.......................................     55.4%     34.3%     42.8%

     The Black-Scholes model uses different assumptions that can significantly effect the fair value of the options. As a result, the derived fair value estimates cannot be substantiated by comparison to independent markets.

     RSRs entitle an employee to receive a stated number of shares of Household common stock if the employee satisfies the conditions set by the Compensation Committee for the award. Information with respect to RSRs is as follows:

                                                        2002        2001        2000
                                                      ---------   ---------   ---------
RSRs awarded........................................  1,711,661     794,700   2,431,385
Weighted-average fair market value per share........  $   34.19   $   57.74   $   42.39
RSRs outstanding at December 31.....................  4,740,827   4,266,178   3,954,303
Compensation cost: (in millions)
  Pre-tax...........................................  $    56.8   $    45.4   $    24.4
  After-tax.........................................       36.1        29.7        15.9

     Household maintains an Employee Stock Purchase Plan (the "ESPP"). The ESPP provides a means for employees to purchase shares of Household's common stock at 85 percent of the lesser of its market price at the beginning or end of a one-year subscription period. The ESPP was terminated on March 7, 2003 and stock was purchased on that date.

18.  EMPLOYEE BENEFIT PLANS

     Household sponsors several defined benefit pension plans covering substantially all of its U.S. and non-U.S. employees. At December 31, 2002, plan assets included an investment in 1,112,546 shares of Household's common stock with a fair value of $30.9 million.

     Pension income (expense) for defined benefit plans included the following components:

                                                              YEAR ENDED DECEMBER 31
                                                             ------------------------
                                                              2002     2001     2000
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Service cost -- benefits earned during the period..........  $(32.5)  $(26.9)  $(22.6)
Interest cost on projected benefit obligation..............   (23.9)   (37.4)   (33.2)
Expected return on assets..................................    67.0    101.6     87.9
Amortization of prior service cost.........................     (.4)      .9      1.4
Recognized losses..........................................   (22.0)      --      (.2)
                                                             ------   ------   ------
Pension income (expense)...................................  $(11.8)  $ 38.2   $ 33.3
                                                             ======   ======   ======

     The assumptions used in determining the benefit obligation and pension income (expense) of the domestic defined benefit plans at December 31 are as follows:

                                                              2002   2001   2000
                                                              ----   ----   ----
Discount rate...............................................  6.75%   7.5%  8.25%
Salary increase assumption..................................   4.0    4.0    4.0
Expected long-term rate of return on plan assets............   8.0   10.0   10.0

     A reconciliation of beginning and ending balances of the projected benefit obligation of the defined benefit pension plans is as follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31
                                                              ------------------
                                                               2002        2001
                                                              ------      ------
                                                                (IN MILLIONS)
Benefit obligation at beginning of year.....................  $677.8      $555.1
Service cost................................................    32.5        26.9
Interest cost...............................................    23.9        37.4
Actuarial losses............................................   125.7       112.0
Foreign currency exchange rate changes......................     5.3        (3.2)
Plan amendments.............................................     4.1         9.2
Benefits paid...............................................   (41.5)      (59.6)
                                                              ------      ------
Benefit obligation at end of year...........................  $827.8      $677.8
                                                              ======      ======

     A reconciliation of beginning and ending balances of the fair value of plan assets associated with the defined benefit pension plans is as follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31
                                                              ------------------
                                                               2002       2001
                                                              -------   --------
                                                                (IN MILLIONS)
Fair value of plan assets at beginning of year..............  $ 859.8   $1,058.8
Actual return on plan assets................................   (100.9)    (136.6)
Foreign currency exchange rate changes......................      4.2       (3.5)
Employer contributions......................................    116.1         .7
Benefits paid...............................................    (41.5)     (59.6)
                                                              -------   --------
Fair value of plan assets at end of year....................  $ 837.7   $  859.8
                                                              =======   ========

     To improve the funded status of our defined benefit pension plans given recent declines in returns on plan assets, we made contributions totaling $116.1 million during 2002.

     The funded status of defined benefit pension plans was as follows:

                                                              AT DECEMBER 31
                                                              ---------------
                                                               2002     2001
                                                              ------   ------
                                                               (IN MILLIONS)
Funded status...............................................  $  9.9   $182.0
Unrecognized net actuarial loss.............................   531.0    257.5
Unamortized prior service cost..............................     7.3      3.7
                                                              ------   ------
Prepaid pension cost........................................  $548.2   $443.2
                                                              ======   ======

     We also sponsor a non-qualified supplemental retirement plan. This plan, which is currently unfunded, provides eligible employees defined pension benefits outside the qualified retirement plan based on average earnings, years of service and age at retirement. The projected benefit obligation was $57.8 million at December 31, 2002 and $41.5 million at December 31, 2001. Pension expense related to the supplemental retirement plan was $17.1 million in 2002, $10.0 million in 2001 and $5.1 million in 2000.

     We also sponsor various 401(k) savings plans and profit sharing plans for employees meeting certain eligibility requirements. Under these plans, each participant's contribution is matched by the company in Household common stock up to a maximum of 6 percent of the participant's compensation. Total expense for these plans was $69.2 million in 2002, $56.7 million in 2001 and $47.0 million in 2000.

     Postretirement Plans Other Than Pensions We have several plans which provide medical, dental and life insurance benefits to retirees and eligible dependents. These plans cover substantially all employees who meet certain age and vested service requirements. We have instituted dollar limits on our payments under the plans to control the cost of future medical benefits.

     The net postretirement benefit cost included the following:

                                                              YEAR ENDED DECEMBER 31
                                                             ------------------------
                                                              2002     2001     2000
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Service cost-benefits earned during the period.............  $ (3.7)  $ (3.2)  $ (3.4)
Interest cost on accumulated postretirement benefit
  obligation...............................................    (6.5)   (11.1)   (10.3)
Amortization of transition obligation......................    (6.6)    (6.6)    (6.7)
Amortization of prior service cost.........................     1.4      1.7      1.4
Recognized actuarial gain..................................     1.1      3.1      2.8
                                                             ------   ------   ------
Net periodic postretirement benefit cost...................  $(14.3)  $(16.1)  $(16.2)
                                                             ======   ======   ======

     A reconciliation of the beginning and ending balances of the accumulated postretirement benefit obligation is as follows:

                                                                 YEAR ENDED
                                                                 DECEMBER 31
                                                              -----------------
                                                               2002       2001
                                                              ------     ------
                                                                (IN MILLIONS)
Benefit obligation at beginning of year.....................  $196.8     $161.0
Service cost................................................     3.7        3.2
Interest cost...............................................     6.4       11.1
Foreign currency exchange rate changes......................      .1        (.4)
Actuarial losses............................................    47.6       29.4
Benefits paid...............................................   (11.0)      (7.5)
                                                              ------     ------
Benefit obligation at end of year...........................  $243.6     $196.8
                                                              ======     ======

     Our postretirement benefit plans are funded on a pay-as-you-go basis. A reconciliation of the components of the accrued postretirement benefit obligation is as follows:

                                                               AT DECEMBER 31
                                                              -----------------
                                                               2002       2001
                                                              ------     ------
                                                                (IN MILLIONS)
Funded status...............................................  $243.6     $196.8
Unamortized prior service cost..............................    16.8       17.2
Unrecognized net actuarial (loss) gain......................   (17.4)      31.4
Unamortized transition obligation...........................   (70.2)     (75.0)
                                                              ------     ------
Accrued postretirement benefit obligation...................  $172.8     $170.4
                                                              ======     ======

     The assumptions used in determining the benefit obligation and cost of such plans at December 31 are as follows:

                                                              2002   2001   2000
                                                              ----   ----   ----
Discount rate...............................................  6.75%  7.5%   8.25%
Salary increase assumption..................................   4.0   4.0     4.0

     A 14.0 percent annual rate of increase in the gross cost of covered health care benefits was assumed for 2003. This rate of increase is assumed to decline gradually to 5.6 percent in 2013.

     Assumed health care cost trend rates have an effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would increase (decrease) service and interest costs and the postretirement benefit obligation as follows:

                                                              ONE PERCENT   ONE PERCENT
                                                               INCREASE      DECREASE
                                                              -----------   -----------
                                                                    (IN MILLIONS)
Effect on total of service and interest cost components.....     $  .4         $ (.4)
Effect on postretirement benefit obligation.................      11.3          (9.9)

19.  INCOME TAXES

     Total income taxes were:

                                                             YEAR ENDED DECEMBER 31
                                                            -------------------------
                                                             2002     2001      2000
                                                            ------   -------   ------
                                                                  (IN MILLIONS)
Provision for income taxes related to operations..........  $695.0   $ 970.8   $868.9
Income taxes related to adjustments included in common
  shareholders' equity:
  Unrealized gains on investments and interest-only strip
     receivables, net.....................................    52.6     110.6     56.3
  Unrealized losses on cash flow hedging instruments......   (22.8)   (391.6)      --
  Foreign currency translation adjustments................   (12.1)    (10.1)   (22.4)
  Exercise of stock based compensation....................   (11.4)    (35.5)   (23.5)
                                                            ------   -------   ------
Total.....................................................  $701.3   $ 644.2   $879.3
                                                            ======   =======   ======

     Provisions for income taxes related to operations were:

                                                             YEAR ENDED DECEMBER 31
                                                            -------------------------
                                                             2002      2001     2000
                                                            -------   ------   ------
                                                                  (IN MILLIONS)
CURRENT
United States.............................................  $ 731.1   $907.1   $710.8
Foreign...................................................     83.5     69.8    112.0
                                                            -------   ------   ------
Total current.............................................    814.6    976.9    822.8
                                                            -------   ------   ------
DEFERRED
United States.............................................   (125.9)    (3.9)    52.5
Foreign...................................................      6.3     (2.2)    (6.4)
                                                            -------   ------   ------
Total deferred............................................   (119.6)    (6.1)    46.1
                                                            -------   ------   ------
Total income taxes........................................  $ 695.0   $970.8   $868.9
                                                            =======   ======   ======

     The significant components of deferred income tax provisions attributable to income from operations were:

                                                              YEAR ENDED DECEMBER 31
                                                             ------------------------
                                                              2002      2001    2000
                                                             -------   ------   -----
                                                                  (IN MILLIONS)
Deferred income tax provision (excluding the effects of
  other components)........................................  $(136.3)  $(11.1)  $48.7
Adjustment of valuation allowance..........................     12.6    (11.8)   (8.4)
Change in operating loss carryforwards.....................      4.1     16.8     5.8
                                                             -------   ------   -----
Deferred income tax provision..............................  $(119.6)  $ (6.1)  $46.1
                                                             =======   ======   =====

     Income before income taxes were:

                                                             YEAR ENDED DECEMBER 31
                                                         ------------------------------
                                                           2002       2001       2000
                                                         --------   --------   --------
                                                                 (IN MILLIONS)
United States..........................................  $1,931.9   $2,540.5   $2,162.8
Foreign................................................     320.9      277.9      336.7
                                                         --------   --------   --------
Total income before income taxes.......................  $2,252.8   $2,818.4   $2,499.5
                                                         ========   ========   ========

     Effective tax rates are analyzed as follows:

                                                              YEAR ENDED DECEMBER 31
                                                              -----------------------
                                                              2002     2001     2000
                                                              -----    -----    -----
Statutory federal income tax rate...........................  35.0%    35.0%    35.0%
Increase (decrease) in rate resulting from:
  State and local taxes, net of federal benefit.............   1.4      2.8      2.7
  Tax credits...............................................  (3.4)    (2.7)    (1.5)
  Noncurrent tax requirements...............................  (1.9)     (.2)    (1.0)
  Other.....................................................   (.2)     (.5)     (.4)
                                                              ----     ----     ----
Effective tax rate..........................................  30.9%    34.4%    34.8%
                                                              ====     ====     ====

     Provision for U.S. income taxes had not been made on net undistributed earnings of foreign subsidiaries of $461.5 million at December 31, 2002 and $280.9 million at December 31, 2001. Determination of the amount of unrecognized deferred tax liability related to investments in foreign subsidiaries is not practicable.

     In addition, provision for U.S. income taxes had not been made at December 31, 2002 on $80.1 million of undistributed earnings of life insurance subsidiaries accumulated as policyholders' surplus under tax laws in effect prior to 1984. If this amount were distributed, the additional income tax payable would be approximately $28 million.

     Household Bank, f.s.b., our U.S. savings and loan subsidiary, previously had credit loss reserves for tax purposes that arose in years beginning before December 31, 1987 in the amount of $55.3 million. A deferred tax liability was not established previously since we did not expect the amount to become taxable in the future. However, during the fourth quarter of 2002, the sale of substantially all of its assets and deposits caused this amount to become taxable resulting in a $20.2 million tax liability.

     At December 31, 2002, we had foreign tax credit carryforwards of $13.1 million of which $2.1 million expire in 2004 and $11.0 million expire in 2007.

     Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:

                                                                AT DECEMBER 31
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
                                                                 (IN MILLIONS)
DEFERRED TAX LIABILITIES
Receivables sold............................................  $  994.4   $  837.7
Fee income..................................................     425.7      147.3
Leveraged lease transactions, net...........................     416.1      393.9
Pension plan assets.........................................     180.9      154.2
Deferred loan origination costs.............................     143.1      103.3
Other.......................................................     185.0      214.4
                                                              --------   --------
Total deferred tax liabilities..............................   2,345.2    1,850.8
                                                              --------   --------

                                                                AT DECEMBER 31
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
                                                                 (IN MILLIONS)
DEFERRED TAX ASSETS
Credit loss reserves........................................   1,613.0    1,208.8
Market value adjustments....................................     250.8      277.4
Settlement charge and related expenses......................     186.6         --
Other.......................................................     563.9      522.0
                                                              --------   --------
Total deferred tax assets...................................   2,614.3    2,008.2
Valuation allowance.........................................     (13.1)       (.5)
                                                              --------   --------
Total deferred tax assets net of valuation allowance........   2,601.2    2,007.7
                                                              --------   --------
Net deferred tax asset......................................  $  256.0   $  156.9
                                                              ========   ========

     The deferred tax asset valuation allowance relates entirely to foreign tax credit carryforwards. Due to the limited carryforward period and limitations under U.S. tax laws with respect to foreign tax credit utilization, management believes it is more likely than not that the deferred tax asset will not be realized. The current period net change in the valuation allowance reflects the current year addition of excess foreign tax credits. A 100 percent valuation allowance has been established relating to the remaining carryforwards available.

20.  EARNINGS PER COMMON SHARE

                                                       YEAR ENDED DECEMBER 31
                                   ---------------------------------------------------------------
                                          2002                  2001                  2000
                                   -------------------   -------------------   -------------------
                                   DILUTED     BASIC     DILUTED     BASIC     DILUTED     BASIC
                                   --------   --------   --------   --------   --------   --------
                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
EARNINGS
Net income.......................  $1,557.8   $1,557.8   $1,847.6   $1,847.6   $1,630.6   $1,630.6
Preferred dividends..............     (62.8)     (62.8)     (15.5)     (15.5)      (9.2)      (9.2)
                                   --------   --------   --------   --------   --------   --------
Earnings available to Common
  shareholders...................  $1,495.0   $1,495.0   $1,832.1   $1,832.1   $1,621.4   $1,621.4
                                   ========   ========   ========   ========   ========   ========
AVERAGE SHARES
Common...........................     459.3      459.3      462.0      462.0      471.8      471.8
Common equivalents...............       5.3         --        6.1         --        4.4         --
                                   --------   --------   --------   --------   --------   --------
Total............................     464.6      459.3      468.1      462.0      476.2      471.8
                                   ========   ========   ========   ========   ========   ========
Earnings per common share........  $   3.22   $   3.26   $   3.91   $   3.97   $   3.40   $   3.44
                                   ========   ========   ========   ========   ========   ========

21.  COMMITMENTS AND CONTINGENT LIABILITIES

     Both we and certain of our subsidiaries are parties to various legal proceedings resulting from ordinary business activities relating to our current and/or former operations which affect all of our three reportable segments. Certain of these activities are or purport to be class actions seeking damages in significant amounts. These actions include assertions concerning violations of laws and/or unfair treatment of consumers.

     Due to the uncertainties in litigation and other factors, we cannot be certain that we will ultimately prevail in each instance. Also, as the ultimate resolution of these proceedings is influenced by factors that are outside of our control, it is reasonably possible our estimated liability under these proceedings may change. However, based upon our current knowledge, our defenses to these actions have merit and any adverse decision should not materially affect our consolidated financial condition, results of operations or cash flows.

     At December 31, 2002, our mortgage services business had commitments with numerous correspondents to purchase up to $1.4 billion of real estate secured receivables at fair market value, subject to availability based on underwriting guidelines specified by our mortgage services business and at prices indexed to underlying market rates. These commitments have terms of up to one year and can be renewed upon mutual agreement.

     See Note 16 for discussion of lease commitments.

22.  ATTORNEY GENERAL SETTLEMENT

     On October 11, 2002, we reached a preliminary agreement with a multi-state working group of state attorneys general and regulatory agencies to effect a nationwide resolution of alleged violations of federal and state consumer protection, consumer financing and banking laws and regulations with respect to secured real estate lending from our retail branch consumer lending operations. This agreement first became effective on December 16, 2002, with the filing of related consent decrees or similar documentation in 41 states and the District of Columbia. Consent decrees, or similar documentation, have now been filed in all 50 states and the District of Columbia. We recorded a pre-tax charge of $525.0 million ($333.2 million after-tax) during the third quarter of 2002. The charge reflects the costs of this settlement agreement and related matters and has been reflected in the statement of income in total costs and expenses.

23.  SEGMENT REPORTING

     We have three reportable segments: Consumer, Credit Card Services, and International. Our segments are managed separately and are characterized by different middle-market consumer lending products, origination processes, and locations. Our Consumer segment consists of our consumer lending, mortgage services, retail services, and auto finance businesses. Our Credit Card Services segment consists of our domestic MasterCard and Visa credit card business. Our International segment consists of our foreign operations in the United Kingdom ("U.K.") and Canada. The Consumer segment provides real estate secured, automobile secured and personal non-credit card loans. Loans are offered with both revolving and closed-end terms and with fixed or variable interest rates. Loans are originated through branch locations, correspondents, mortgage brokers, direct mail, telemarketing, independent merchants or automobile dealers. The Credit Card Services segment offers MasterCard and Visa credit cards throughout the United States primarily via strategic affinity and co-branding relationships, direct mail, and our branch network to subprime customers. The International segment offers secured and unsecured lines of credit and secured and unsecured closed-end loans primarily in the United Kingdom and Canada. In addition, the United Kingdom operation offers MasterCard and Visa credit cards and credit insurance in connection with all loan products. We also cross sell our credit cards to existing real estate secured, private label and tax services customers. All segments offer products and service customers through the Internet. The All Other caption includes our insurance and tax services, direct lending and commercial businesses, as well as our corporate and treasury activities, each of which falls below the quantitative threshold tests under SFAS No. 131 for determining reportable segments.

     The accounting policies of the reportable segments are described in the summary of significant accounting policies. For segment reporting purposes, intersegment transactions have not been eliminated. We generally account for transactions between segments as if they were with third parties. We evaluate performance and allocate resources based on income from operations after income taxes and returns on equity and managed assets.

     We allocate resources and provide information to management for decision making on a managed basis. Therefore, an adjustment is required to reconcile the managed financial information to our reported financial information in our consolidated financial statements. This adjustment reclassifies net interest margin, fee income and loss provision into securitization revenue.

                      REPORTABLE SEGMENTS -- MANAGED BASIS

                                                                                                               ADJUSTMENTS/
                                                        CREDIT CARD                      ALL                   RECONCILING
                                            CONSUMER     SERVICES     INTERNATIONAL     OTHER       TOTALS        ITEMS
                                            ---------   -----------   -------------   ---------   ----------   ------------
                                                                             (IN MILLIONS)
FOR THE YEAR ENDED DECEMBER 31, 2002
Net interest margin.......................  $6,975.6     $ 1,768.0      $   641.5     $   (47.9)  $  9,337.2           --
Fee income................................     380.6       1,172.1           59.0           6.1      1,617.8           --
Other revenues, excluding fee income and
  loss on disposition of Thrift assets and
  deposits................................     860.3         209.4          358.4         905.6      2,333.7    $  (187.2)(2)
Loss on disposition of Thrift assets and
  deposits................................     378.2            --             --            --        378.2           --
Intersegment revenues.....................     145.3          34.1            9.7          (1.9)       187.2       (187.2)(2)
Provision for credit losses...............   3,902.6       1,428.1          280.1          63.9      5,674.7        (19.7)(3)
Depreciation and amortization.............      17.6          60.4           24.0         131.3        233.3           --
Settlement charge and related expenses....     525.0            --             --            --        525.0           --
Income tax expense (benefit)..............     519.8         249.1           89.7        (102.4)       756.2        (61.2)(4)
Net income................................     837.8         414.0          231.5         180.8      1,664.1       (106.3)
Operating net income(1)...................   1,411.0         414.0          231.5         180.8      2,237.3       (106.3)
Receivables...............................  79,447.8      18,071.0        8,769.0       1,208.0    107,495.8           --
Assets....................................  82,685.2      21,078.7       10,011.1      17,836.8    131,611.8     (8,817.7)(5)
Expenditures for long-lived assets(7).....      30.0           1.3           29.4         112.6        173.3           --
                                            ---------    ---------      ---------     ---------   ----------    ---------
FOR THE YEAR ENDED DECEMBER 31, 2001
Net interest margin.......................  $5,829.0     $ 1,496.8      $   592.5     $   (37.0)  $  7,881.3           --
Fee income................................     368.5       1,106.7           60.5           6.7      1,542.4           --
Other revenues, excluding fee income......     357.5          99.4          244.0         821.7      1,522.6    $  (234.3)(2)
Intersegment revenues.....................     190.4          38.2            8.4          (2.7)       234.3       (234.3)(2)
Provision for credit losses...............   2,550.3       1,167.3          226.9          72.2      4,016.7          1.7 (3)
Depreciation and amortization.............      64.5         117.2           23.7         109.3        314.7           --
Income tax expense (benefit)..............     840.5         188.3           65.2         (36.8)     1,057.2        (86.4)(4)
Net income................................   1,327.7         291.7          204.1         173.7      1,997.2       (149.6)
Receivables...............................  75,640.8      17,178.5        7,157.5         845.9    100,822.7           --
Assets....................................  78,698.8      18,370.2        8,375.2      14,116.7    119,560.9     (9,702.0)(5)
Expenditures for long-lived assets (7)....      17.0           4.5           27.8         125.9        175.2           --
                                            ---------    ---------      ---------     ---------   ----------    ---------
FOR THE YEAR ENDED DECEMBER 31, 2000
Net interest margin.......................  $4,851.6     $ 1,179.1      $   594.1     $  (178.5)  $  6,446.3           --
Fee income................................     348.6         972.3           61.0           5.6      1,387.5           --
Other revenues, excluding fee income......     401.7         114.3          274.6         646.4      1,437.0    $  (229.9)(2)
Intersegment revenues.....................     192.0          32.7            5.2            --        229.9       (229.9)(2)
Provision for credit losses...............   1,978.4       1,066.2          233.6         (27.4)     3,250.8          1.6 (3)
Depreciation and amortization.............      78.4         129.9           20.2          79.6        308.1           --
Income tax expense (benefit)..............     796.5         101.8           98.6         (43.1)       953.8        (84.9)(4)
Net income................................   1,271.3         144.6          230.1         131.3      1,777.3       (146.7)
Receivables...............................  63,067.0      15,997.3        7,847.0         696.1     87,607.4           --
Assets....................................  65,822.3      17,316.8        9,017.5      14,164.3    106,320.9     (9,762.2)(5)
Expenditures for long-lived assets(7).....      29.1         283.1           37.7         100.5        450.4           --
                                            ---------    ---------      ---------     ---------   ----------    ---------

                                              MANAGED
                                               BASIS                        OWNED BASIS
                                            CONSOLIDATED   SECURITIZATION   CONSOLIDATED
                                               TOTALS       ADJUSTMENTS        TOTALS
                                            ------------   --------------   ------------
                                                           (IN MILLIONS)
FOR THE YEAR ENDED DECEMBER 31, 2002
Net interest margin.......................   $  9,337.2      $ (2,682.9)(6)  $ 6,654.3
Fee income................................      1,617.8          (669.4)(6)      948.4
Other revenues, excluding fee income and
  loss on disposition of Thrift assets and
  deposits................................      2,146.5         1,429.3 (6)    3,575.8
Loss on disposition of Thrift assets and
  deposits................................        378.2              --          378.2
Intersegment revenues.....................           --              --             --
Provision for credit losses...............      5,655.0        (1,923.0)(6)    3,732.0
Depreciation and amortization.............        233.3              --          233.3
Settlement charge and related expenses....        525.0              --          525.0
Income tax expense (benefit)..............        695.0              --          695.0
Net income................................      1,557.8              --        1,557.8
Operating net income(1)...................      2,131.0              --        2,131.0
Receivables...............................    107,495.8       (24,933.5)(8)   82,562.3
Assets....................................    122,794.1       (24,933.5)(8)   97,860.6
Expenditures for long-lived assets(7).....        173.3              --          173.3
                                             ----------      ----------      ---------
FOR THE YEAR ENDED DECEMBER 31, 2001
Net interest margin.......................   $  7,881.3      $ (2,093.8)(6)  $ 5,787.5
Fee income................................      1,542.4          (638.9)(6)      903.5
Other revenues, excluding fee income......      1,288.3         1,627.2 (6)    2,915.5
Intersegment revenues.....................           --              --             --
Provision for credit losses...............      4,018.4        (1,105.5)(6)    2,912.9
Depreciation and amortization.............        314.7              --          314.7
Income tax expense (benefit)..............        970.8              --          970.8
Net income................................      1,847.6              --        1,847.6
Receivables...............................    100,822.7       (20,948.0)(8)   79,874.7
Assets....................................    109,858.9       (20,948.0)(8)   88,910.9
Expenditures for long-lived assets (7)....        175.2              --          175.2
                                             ----------      ----------      ---------
FOR THE YEAR ENDED DECEMBER 31, 2000
Net interest margin.......................   $  6,446.3      $ (1,724.6)(6)  $ 4,721.7
Fee income................................      1,387.5          (627.3)(6)      760.2
Other revenues, excluding fee income......      1,207.1         1,216.4 (6)    2,423.5
Intersegment revenues.....................           --              --             --
Provision for credit losses...............      3,252.4        (1,135.5)(6)    2,116.9
Depreciation and amortization.............        308.1              --          308.1
Income tax expense (benefit)..............        868.9              --          868.9
Net income................................      1,630.6              --        1,630.6
Receivables...............................     87,607.4       (20,249.5)(8)   67,357.9
Assets....................................     96,558.7       (20,249.5)(8)   76,309.2
Expenditures for long-lived assets(7).....        450.4              --          450.4
                                             ----------      ----------      ---------

---------------
(1) Net income excluding settlement charge and related expenses of $333.2 million (after-tax) and loss on disposition of Thrift assets and deposits of $240.0 million (after-tax). This is a non-GAAP financial measure which is presented for comparison of our operating trends only.
(2) Eliminates intersegment revenues.
(3) Eliminates bad debt recovery sales between operating segments.
(4) Tax benefit associated with items comprising adjustments/reconciling items.
(5) Eliminates investments in subsidiaries and intercompany borrowings.
(6) Reclassifies net interest margin, fee income and loss provisions relating to securitized receivables to other revenues.
(7) Includes goodwill associated with purchase business combinations and capital expenditures.
(8) Represents receivables serviced with limited recourse.

MANAGED RECEIVABLES

     The following summarizes our managed receivables, which includes both our owned receivables and receivables serviced with limited recourse.

                                                                      AT DECEMBER 31
                                                            -----------------------------------
                                                               2002         2001        2000
                                                            ----------   ----------   ---------
                                                                       (IN MILLIONS)
Real estate secured.......................................  $ 46,274.7   $ 44,718.6   $36,637.5
Auto finance..............................................     7,442.4      6,395.5     4,563.3
MasterCard/Visa...........................................    18,952.6     17,395.2    17,583.4
Private label.............................................    14,916.7     13,813.9    11,997.3
Personal non-credit card..................................    19,446.4     17,992.6    16,227.3
Commercial and other......................................       463.0        506.9       598.6
                                                            ----------   ----------   ---------
Total.....................................................  $107,495.8   $100,822.7   $87,607.4
                                                            ==========   ==========   =========

GEOGRAPHIC DATA

     The following summarizes our owned basis assets, revenues and income before income taxes by material country:

                                                          AT DECEMBER 31
                                ------------------------------------------------------------------
                                       IDENTIFIABLE ASSETS               LONG-LIVED ASSETS(1)
                                ---------------------------------   ------------------------------
                                  2002        2001        2000        2002       2001       2000
                                ---------   ---------   ---------   --------   --------   --------
                                                          (IN MILLIONS)
United States.................  $89,309.9   $81,715.9   $68,520.6   $1,948.5   $1,995.8   $2,121.2
United Kingdom................    6,845.2     5,709.6     6,401.3       88.3       93.1      109.6
Canada........................    1,588.4     1,379.4     1,246.6        4.5        5.2        6.5
Other.........................      117.1       106.0       140.7        2.3         --         --
                                ---------   ---------   ---------   --------   --------   --------
Total.........................  $97,860.6   $88,910.9   $76,309.2   $2,043.6   $2,094.1   $2,237.3
                                =========   =========   =========   ========   ========   ========

---------------

(1) Includes properties and equipment, net of accumulated depreciation; goodwill, net of accumulated amortization; and acquired intangibles, net of accumulated amortization.

                                                      YEAR ENDED DECEMBER 31
                                ------------------------------------------------------------------
                                            REVENUES                  INCOME BEFORE INCOME TAXES
                                ---------------------------------   ------------------------------
                                  2002        2001        2000        2002       2001       2000
                                ---------   ---------   ---------   --------   --------   --------
                                                          (IN MILLIONS)
United States.................  $13,397.3   $12,526.0   $10,556.9   $1,931.9   $2,540.5   $2,162.8
United Kingdom................    1,006.1     1,014.4     1,059.9      247.2      206.4      274.1
Canada........................      236.4       220.2       194.4       54.7       48.4       40.6
Other.........................       31.8        19.7        23.1       19.0       23.1       22.0
                                ---------   ---------   ---------   --------   --------   --------
Total.........................  $14,671.6   $13,780.3   $11,834.3   $2,252.8   $2,818.4   $2,499.5
                                =========   =========   =========   ========   ========   ========

                              MANAGEMENT'S REPORT

To the Shareholders of Household International, Inc.

     Household's management is responsible for establishing and maintaining internal and disclosure controls relating to the preparation of its published financial statements that are designed to provide reasonable assurance of the integrity and fair presentation of its published financial statements. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management. Management also prepared other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

     The consolidated financial statements have been audited by an independent accounting firm, KPMG LLP, which has been given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and committees of the board. Management believes that representations made to the independent auditors during their audit were valid and appropriate.

     The Board, operating through its audit committee that is composed entirely of non-executive directors, provides an independent review and oversight to the financial reporting process, internal controls and independent auditors.

     Internal auditors monitor the operation of the internal control system and actions are taken by management to respond to deficiencies as they are identified. Even effective internal controls, no matter how well designed, have inherent limitations, and can only provide reasonable assurance with respect to financial statement presentation. These limitations include, but are not necessarily limited to, the possibility of human error or of circumvention or overriding of controls, and the consideration of cost in relation to benefit of a control. Further, the effectiveness of an internal control can change with circumstances.

     Household's management periodically assesses the internal and disclosure controls for adequacy relating to the preparation of its published financial statements. Based upon these assessments, Household's management believes that, in all material respects, Household maintained an effective internal control structure and procedures relating to preparation of consolidated financial statements as of and for the year ended December 31, 2002, and effective disclosure controls and procedures as of December 31, 2002.

William F. Aldinger             David A. Schoenholz             Steven L. McDonald
Chairman and                    President and                   Senior Vice President and
Chief Executive Officer         Chief Operating Officer         Chief Accounting Officer

March 24, 2003

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Household International, Inc.:

     We have audited the accompanying consolidated balance sheets of Household International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in preferred stock and common shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of Household International, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Household International, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ KPMG LLP
                                        ----------------------------------------
                                          KPMG LLP

Chicago, Illinois
March 24, 2003

Annex B

Item 1. FINANCIAL STATEMENTS

                 HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES
            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)



                          Three months  Three months    March 29      January 1    Six months
                              ended         ended        through       through       ended
                          June 30, 2003 June 30, 2002 June 30, 2003 March 28, 2003 June 30, 2002
                          ----------------------------------------------------------------------

                           (Successor)  (Predecessor)  (Successor)  (Predecessor)  (Predecessor)

(In millions)               (Note 2)     (Note 2)      (Note 2)      (Note 2)     (Note 2)

Finance and other interest
income                    $   2,504.1   $   2,609.9  $   2,578.6  $   2,470.5  $  5,145.6

Interest expense                558.8         980.9        573.4        897.4     1,919.7

                          ---------------------------------------------------------------

Net interest margin           1,945.3       1,629.0      2,005.2      1,573.1     3,225.9

Provision for credit
losses on owned
receivables                   1,039.3         850.9      1,072.8        976.1     1,773.9

                          ---------------------------------------------------------------

Net interest margin after
provision for credit
losses                          906.0         778.1        932.4        597.0     1,452.0

                          ---------------------------------------------------------------

Securitization revenue          282.6         523.4        291.1        432.6     1,041.7

Insurance revenue               183.3         177.5        189.0        171.6       347.6

Investment income                33.2          44.0         34.5         80.0        90.2

Fee income                      259.7         190.3        268.5        288.3       406.8

Other income                    131.5          95.3        136.6        238.7       283.3

                          ---------------------------------------------------------------

Total other revenues            890.3       1,030.5        919.7      1,211.2     2,169.6

                          ---------------------------------------------------------------

Salaries and fringe
benefits                        488.6         453.0        505.9        491.3       898.3

Sales incentives                 83.2          67.6         84.6         37.7       121.7

Occupancy and equipment
expense                         100.0          93.3        103.5         97.7       185.5

Other marketing expenses        135.2         133.5        139.9        138.8       273.9

Other servicing and
administrative expenses         263.7         204.1        272.9        313.7       435.8

Amortization of acquired
intangibles                      78.3          12.6         80.3         12.3        32.4

HSBC acquisition related
costs
incurred by Household              --            --           --        198.2          --

Policyholders' benefits          98.4          87.4        101.4         91.0       171.4

                          ---------------------------------------------------------------

Total costs and expenses      1,247.4       1,051.5      1,288.5      1,380.7     2,119.0

                          ---------------------------------------------------------------

Income before income taxes      548.9         757.1        563.6        427.5     1,502.6

Income taxes                    184.9         249.7        189.9        181.8       504.2

                          ---------------------------------------------------------------

Net income                $     364.0   $     507.4  $     373.7  $     245.7  $    998.4

                          ---------------------------------------------------------------

       See notes to interim condensed consolidated financial statements.


--------------------------------------------------------------------------------

                 HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS



                                                                                   June 30,  December 31,
                                                                                     2003        2002
(In millions, except share data)                                                  ------------------------

                                                                                  (Unaudited)

                                                                                  (Successor)(Predecessor)

ASSETS                                                                              (Note 2)     (Note 2)

Cash                                                                              $     307.9   $    797.7

Investment securities                                                                 6,624.2      7,584.0

Receivables, net                                                                     87,248.9     82,050.5

Acquired intangibles, net                                                             3,000.3        386.4

Goodwill                                                                              6,542.1      1,122.1

Properties and equipment, net                                                           487.9        535.1

Real estate owned                                                                       486.3        427.1

Derivative financial assets                                                           3,601.3      1,863.5


Other assets                                                                          3,280.5      3,094.2

                                                                                  ------------------------

Total assets                                                                      $ 111,579.4   $ 97,860.6

                                                                                  ------------------------

LIABILITIES AND SHAREHOLDER'S(S') EQUITY

Debt:

Deposits                                                                          $      60.7   $    821.2

Commercial paper, bank and other borrowings                                           8,857.0      6,128.3

Due to affiliates                                                                     3,296.5           --

Senior and senior subordinated debt (with original maturities over one year)         75,111.9     74,776.2

Company obligated mandatorily redeemable preferred securities of
subsidiary trusts*                                                                    1,021.5        975.0

                                                                                  ------------------------

Total debt                                                                           88,347.6     82,700.7

Insurance policy and claim reserves                                                   1,336.2      1,047.6

Derivative related liabilities                                                        2,981.6      1,183.9

Other liabilities                                                                     2,694.8      2,512.3

                                                                                  ------------------------

Total liabilities                                                                    95,360.2     87,444.5

                                                                                  ------------------------

Preferred stock                                                                       1,100.0      1,193.2

Common shareholder's(s') equity:

Common stock, $0.01 and $1.00 par value, 100 and 750,000,000 shares authorized, 50 and 551,811,025 shares issued at June 30, 2003 and
December 31, 2002, respectively                                                            --        551.8

Additional paid-in capital                                                           14,646.0      1,911.3

Retained earnings                                                                       355.1      9,885.6

Accumulated other comprehensive income (loss)                                           118.1       (694.9)

Less common stock in treasury, 0 and 77,197,686 shares at June 30, 2003
and December 31, 2002, respectively, at cost                                               --     (2,430.9)

                                                                                  ------------------------

Total common shareholder's(s') equity                                                15,119.2      9,222.9


                                                                                  ------------------------

Total liabilities and shareholder's(s') equity                                    $ 111,579.4   $ 97,860.6

                                                                                  ------------------------



                                    --------

*The sole assets of the trusts are Junior Subordinated Deferrable Interest Notes issued by Household International, Inc. in November 2001, January 2001, June 2000, March 1998 and June 1995, bearing interest at 7.50, 8.25, 10.00, 7.25 and
 8.25 percent, respectively, and due November 2031, January 2031, June 2030, December 2037 and June 2025, respectively.

       See notes to interim condensed consolidated financial statements.

--------------------------------------------------------------------------------

                 HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES
          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)


                                                                     March 29      January 1     Six months
                                                                      through       through        through
                                                                   June 30, 2003 March 28, 2003 June 30, 2002
(In millions)                                                      ------------- -------------- -------------
                                                                    (Successor)
(Predecessor) (Predecessor)
                                                                     (Note 2)       (Note 2)      (Note 2)

CASH PROVIDED BY OPERATIONS

Net income                                                           $    373.7    $     245.7    $    998.4

Adjustments to reconcile net income to cash provided by operations:

Provision for credit losses on owned receivables                        1,072.8          976.1       1,773.9

Insurance policy and claim reserves                                       (94.3)          47.2          86.8

Depreciation and amortization                                             121.5           53.5         116.5

Interest-only strip receivables, net change                               197.8           36.4         (58.8)

Other, net                                                                723.7          106.0         759.1

                                                                   ------------ -------------- -------------

Cash provided by operations                                             2,395.2        1,464.9       3,675.9

                                                                   ------------ -------------- -------------

INVESTMENTS IN OPERATIONS

Investment securities:

Purchased                                                              (1,268.7)      (1,046.7)     (2,817.3)

Matured                                                                   660.5          584.2         621.8

Sold                                                                      234.6          768.4         232.0

Short-term investment securities, net change                            1,555.5         (375.0)     (2,585.3)

Receivables:

Originations, net                                                     (12,887.2)      (8,261.6)    (22,226.3)

Purchases and related premiums                                         (1,831.5)        (129.0)       (406.5)

Initial and fill-up securitizations                                     9,156.5        7,300.1      17,249.6

Whole loan sales                                                             --             --         882.3

Properties and equipment purchased                                        (28.3)         (21.6)        (84.4)

Properties and equipment sold                                               2.2             .1           3.0

                                                                   ------------ -------------- -------------

Cash decrease from investments in operations                           (4,406.4)      (1,181.1)     (9,131.1)

                                                                   ------------ -------------- -------------

FINANCING AND CAPITAL TRANSACTIONS

Short-term debt and demand deposits, net change                         1,977.6         (513.5)     (7,709.4)

Time certificates, net change                                             194.3          150.3        (951.8)

Due to affiliates, net change                                           3,296.5             --            --

Senior and senior subordinated debt issued                                991.0        4,360.9      19,811.9

Senior and senior subordinated debt retired                            (4,563.0)      (4,029.8)     (5,747.4)

Policyholders' benefits paid                                              (64.0)         (35.6)       (214.0)

Cash received from policyholders                                           91.6           33.1          35.4

Shareholders' dividends                                                  (311.1)        (141.4)       (238.5)

Purchase of treasury stock                                                   --         (164.1)       (160.0)

Issuance of common stock                                                     --           62.2          86.4

Redemption of preferred stock                                                --         (114.4)           --

Issuance of preferred stock                                                  --             --         387.4

                                                                   ------------ -------------- -------------

Cash increase (decrease) from financing and capital transactions        1,612.9         (392.3)      5,300.0

                                                                   ------------ -------------- -------------

Effect of exchange rate changes on cash                                    32.2          (15.2)        (41.8)

                                                                   ------------ -------------- -------------

Decrease in cash                                                         (366.1)        (123.7)       (197.0)

Cash at beginning of period                                               674.0          797.7         543.6

                                                                   ------------ -------------- -------------

Cash at end of period                                                 $   307.9    $     674.0    $    346.6

                                                                   ------------ -------------- -------------

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid                                                         $ 1,104.2    $     897.2    $  1,891.8

Income taxes paid                                                         253.2           39.6         469.0

                                                                   ------------ -------------- -------------

SUPPLEMENTAL NON-CASH FINANCING AND
CAPITAL ACTIVITIES

Push-down of purchase price by HSBC (Note 2)                          $   (12.0)   $  14,658.5            --

Exchange of preferred stock for preferred stock issued to HSBC               --        1,100.0            --

                                                                   ------------ -------------- -------------


       See notes to interim condensed consolidated financial statements.

--------------------------------------------------------------------------------

                 HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

    NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Household International, Inc. ("Household") and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Household and its subsidiaries may also be referred to in this Form 10-Q as "we," "us" or "our." These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes included in our Annual Report on Form 10-K for the year ended December 31, 2002.

2. Merger with HSBC

On March 28, 2003, HSBC Holdings plc ("HSBC") completed its acquisition of Household by way of merger with H2 Acquisition Corporation ("H2"), a wholly owned subsidiary of HSBC, acquiring 100 percent of the voting equity interest of Household in a purchase business combination. HSBC believes that the merger offers significant opportunities to extend Household's business model into countries and territories currently served by HSBC and broadens the product range available to the enlarged customer base. Subsequent to the merger, H2 was renamed "Household International, Inc." Under the terms of the merger agreement, each share of our approximately 476.0 million outstanding common shares at the time of merger was converted into the right to receive, at the holder's election, either 2.675 ordinary shares of HSBC, of nominal value $0.50 each ("HSBC Ordinary Shares"), or 0.535 American depositary shares, each representing an interest in five HSBC Ordinary Shares. Additionally, each of Household's depositary shares representing, respectively, one-fortieth of a share of 8 1/4% cumulative preferred stock, Series 1992-A, one-fortieth of a share of 7.50% cumulative preferred stock, Series 2001-A, one-fortieth of a share of 7.60% cumulative preferred stock, Series 2002-A and one-fortieth of a share of 7 5/8% cumulative preferred stock, Series 2002-B was converted into the right to receive $25 in cash per depositary share, plus accrued and unpaid dividends up to but not including the effective date of the merger which was an aggregate amount of approximately $1.1 billion. In consideration of HSBC transferring sufficient funds to make the payments described above with respect to Household's depositary shares, we issued a new series of 6.50% cumulative preferred stock in the amount of $1.1 billion to HSBC on March 28, 2003. The preferred stock is redeemable by Household at any time after March 31, 2008.

Also on March 28, 2003, we called for redemption all the issued and outstanding shares of our 5.00% cumulative preferred stock, $4.50 cumulative preferred stock and $4.30 cumulative preferred stock totaling $114.4 million. Pursuant to the terms of these issues of preferred stock, we paid a redemption price of $50.00 per share of 5.00% cumulative preferred stock, $103.00 per share of $4.50 cumulative preferred stock and $100.00 per share of $4.30 cumulative preferred stock, plus, in each case, all dividends accrued and unpaid, whether or not earned or declared, to the redemption date. Additionally, on March 28, 2003, we declared a dividend of $0.8694 per share on our common stock, which was paid on May 6, 2003 to our holders of record on March 28, 2003.

In conjunction with HSBC's acquisition of Household, we incurred acquisition related costs of $198.2 million. Consistent with the guidelines for accounting for business combinations, these costs were expensed in our income statement on March 28, 2003. These costs were comprised of the following:

                                                               (In millions)
                                                               -------------

    Payments to executives under existing employment agreements   $     97.0

    Investment banking, legal and other costs                          101.2

                                                                  ----------

    Total                                                         $    198.2

                                                                  ----------

--------------------------------------------------------------------------------

In accordance with the guidelines for accounting for business combinations, the purchase price paid by HSBC plus related purchase accounting adjustments have been "pushed-down" and recorded in our financial statements for the period subsequent to March 28, 2003. This has resulted in a new basis of accounting reflecting the fair market value of our assets and liabilities for the "successor" period beginning March 29, 2003. Information for all "predecessor" periods prior to the merger are presented using our historical basis of accounting. Results for the periods ended June 30, 2003 should not be considered indicative of the results for any future quarters or the year ending December 31, 2003.

The purchase price paid by HSBC plus related purchase accounting adjustments was valued at approximately $14.6 billion and is recorded as "Additional paid-in capital" in the accompanying condensed consolidated balance sheet. The $14.6 billion purchase price consisted of the following:


                                                                                         (In millions)
                                                                                         -------------

Value of HSBC ordinary shares issued                                                     $    14,365.7

Fair value of outstanding Household stock options, net of unearned compensation                  111.9

Fair value of outstanding Household restricted stock rights, net of unearned compensation          1.9

Fair value of equity portion of adjustable conversion-rate equity security units                  21.0

Acquisition costs incurred by HSBC                                                               146.0

                                                                                         -------------

Total purchase price                                                                     $    14,646.5

                                                                                         -------------

As of the acquisition date, we recorded our assets and liabilities at their estimated fair values. During the second quarter, we made adjustments to our preliminary fair value estimates as additional information, including third party valuation data, was obtained. As of June 30, 2003, our fair value estimates have resulted in recording approximately $6.5 billion of goodwill and $3.0 billion of acquired intangibles. Additionally, as of June 30, 2003, fair value adjustments of approximately $0.1 billion have been made to increase assets and approximately $2.6 billion to increase liabilities to fair value.

These fair value adjustments represent current estimates and are subject to further adjustment as our valuation data is finalized. Goodwill has not yet been allocated to our operating units. None of the goodwill is expected to be deductible for tax purposes.

Approximately $3.0 billion of acquired intangibles were recorded as part of the allocation of the purchase price. Total acquired intangibles resulting from the merger were comprised of the following:


                                                              (In millions)
                                                              -------------

     Purchased credit card relationships and related programs   $  1,404.0

     Retail Services merchant relationships                          277.0

     Other loan related relationships                                326.1

     Trade names                                                     715.0

     Technology, customer lists and other contracts                  281.0

                                                                ----------

     Total acquired intangibles                                 $  3,003.1

                                                                ----------

The trade names are not subject to amortization. The remaining acquired intangibles are being amortized over their estimated useful lives either on a straight-line basis or in proportion to the underlying revenues generated. These useful lives range from 5 years for Retail Services merchant relationships to approximately 10 years for certain loan related relationships.

--------------------------------------------------------------------------------

3.  Investment Securities

Investment securities consisted of the following available-for-sale investments:

                                                     June 30, 2003    December 31, 2002
                                                  ------------------------------------------

                                                  Amortized    Fair     Amortized    Fair
                  (In millions)
                                                     Cost      Value       Cost      Value
                                                  ------------------------------------------

Corporate debt securities                         $ 2,084.4  $ 2,159.7  $ 2,032.8  $ 2,110.0

Money market funds                                    722.5      722.5    2,177.2    2,177.2

Certificates of deposit                               127.3      125.9      167.7      173.0

U.S. government and federal agency debt securities  2,430.0    2,433.8    1,804.4    1,820.8

Marketable equity securities                           19.5       21.9       28.6       19.8

Non-government mortgage backed securities             542.4      545.3      660.5      669.0

Other                                                 527.0      529.8      523.8      536.3

                                                  ------------------------------------------

Subtotal                                            6,453.1    6,538.9    7,395.0    7,506.1

Accrued investment income                              85.3       85.3       77.9       77.9

                                                  ------------------------------------------

Total available-for-sale investments              $ 6,538.4  $ 6,624.2  $ 7,472.9  $ 7,584.0

                                                  ------------------------------------------

4.  Receivables

Receivables consisted of the following:



                                                         June 30, December 31,
                     (In millions)
                                                           2003       2002
                                                       ---------- ------------

 Real estate secured                                   $ 49,756.2 $   45,818.5

 Auto finance                                             2,576.3      2,023.8

 MasterCard(1)/Visa(1)                                    9,368.6      8,946.5

 Private label                                           12,060.1     11,339.6

 Personal non-credit card                                14,115.2     13,970.9

 Commercial and other                                       430.6        463.0

                                                       ---------- ------------

 Total owned receivables                                 88,307.0     82,562.3

 Purchase accounting fair value adjustments                 537.0           --

 Accrued finance charges                                  1,538.6      1,537.6

 Credit loss reserve for owned receivables               (3,658.6)    (3,332.6)

 Unearned credit insurance premiums and claims reserves    (720.3)      (799.0)

 Interest-only strip receivables                          1,026.3      1,147.8

 Amounts due and deferred from receivable sales             218.9        934.4

                                                       ---------- ------------

 Total owned receivables, net                            87,248.9     82,050.5

 Receivables serviced with limited recourse              24,268.2     24,933.5

                                                       ---------- ------------

 Total managed receivables, net                        $111,517.1 $  106,984.0

                                                       ---------- ------------

                                    --------

(1)MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.

Purchase accounting fair value adjustments represent adjustments which have been "pushed down" to record our receivables at fair value at the acquisition date. Interest-only strip receivables are reported net of our estimate of probable losses under the recourse provisions for receivables serviced with limited recourse. Our estimate of the recourse obligation totaled $1,980.3 million at June 30, 2003 and $1,759.5 million at December 31, 2002. Interest-only strip receivables also included fair value mark-to-market adjustments which increased the balance by $115.9 million at June 30, 2003 and $389.2 million at December 31, 2002.

--------------------------------------------------------------------------------

Receivables serviced with limited recourse consisted of the following:


                                         June 30, December 31,
                 (In millions)
                                           2003       2002
                                         ---------------------

                 Real estate secured     $    237.0   $   456.2

                 Auto finance               5,285.3     5,418.6

                 MasterCard/Visa            9,604.8    10,006.1

                 Private label              4,261.3     3,577.1

                 Personal non-credit card   4,879.8     5,475.5

                                         ---------------------

                 Total                    $24,268.2   $24,933.5

                                         ---------------------

The combination of receivables owned and receivables serviced with limited recourse, which we consider our managed portfolio, is shown below:


                                          June 30, December 31,
                 (In millions)
                                            2003       2002
                                         ----------------------

                 Real estate secured     $ 49,993.2   $46,274.7

                 Auto finance               7,861.6     7,442.4

                 MasterCard/Visa           18,973.4    18,952.6

                 Private label             16,321.4    14,916.7

                 Personal non-credit card  18,995.0    19,446.4

                 Commercial and other         430.6       463.0

                                         ----------------------

                 Total                   $112,575.2  $107,495.8

                                         ----------------------

5.  Credit Loss Reserves

An analysis of credit loss reserves for the three and six months ended June 30 was as follows:

                                                                     Three months ended  Six months ended
                                                                          June 30,           June 30,
                                                                     ------------------ -------------------
                                                                       2003      2002     2003      2002
(In millions)                                                        --------- -------- --------- ---------
Owned receivables:

Credit loss reserves at beginning of period                          $ 3,483.1 $2,876.6 $ 3,332.6 $ 2,663.1

Provision for credit losses                                            1,039.3    850.9   2,048.9   1,773.9

Charge-offs                                                             (997.4)  (830.6) (1,931.7) (1,609.2)

Recoveries                                                                66.2     65.0     126.6     124.9

Other, net                                                                67.4     21.4      82.2      30.6

                                                                     --------- -------- --------- ---------

Credit loss reserves for owned receivables at June 30                  3,658.6  2,983.3   3,658.6   2,983.3

                                                                     --------- -------- --------- ---------

Receivables serviced with limited recourse:

Credit loss reserves at beginning of period                            1,776.2  1,269.9   1,759.5   1,148.3

Provision for credit losses                                              617.0    427.5   1,024.3     866.8

Charge-offs                                                             (436.1)  (353.1)   (854.7)   (689.0)

Recoveries                                                                23.8     26.0      43.9      49.1

Other, net                                                                 (.6)    15.3       7.3      10.4

                                                                     --------- -------- --------- ---------
Credit loss reserves for receivables serviced with limited
recourse at June 30                                                    1,980.3  1,385.6   1,980.3   1,385.6

                                                                     --------- -------- --------- ---------

Total credit loss reserves for managed receivables at June 30        $ 5,638.9 $4,368.9 $ 5,638.9 $ 4,368.9

                                                                     --------- -------- --------- ---------


We maintain credit loss reserves to cover probable losses of principal, interest and fees, including late, overlimit and annual fees. Credit loss reserves are based on a range of estimates and are intended to be adequate but not excessive. We estimate probable losses for consumer receivables based on delinquency and restructure

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

status and past loss experience. Credit loss reserves take into account whether loans have been restructured, rewritten or are subject to forbearance, credit counseling accommodation, modification, extension or deferment. Our credit loss reserves also take into consideration the loss severity expected based on the underlying collateral, if any, for the loan. Approximately two-thirds of all restructured receivables are secured products which may have less loss severity exposure because of the underlying collateral. In addition, loss reserves on consumer receivables reflect our assessment of portfolio risk factors which may not be fully reflected in the statistical calculation which uses roll rates and migration analysis. Roll rates and migration analysis are techniques used to estimate the likelihood that a loan will progress through the various delinquency buckets and ultimately charge off. Risk factors considered in establishing loss reserves on consumer receivables include recent growth, product mix, bankruptcy trends, geographic concentrations, economic conditions and current levels of charge-offs and delinquencies.

HSBC intends, subject to receipt of regulatory and other approvals, to hold our domestic private label credit card receivables within HSBC's U.S. banking subsidiary. As a result, HSBC anticipates regulatory accounting charge-off, loss provisioning and account management guidelines issued by the Federal Financial Institutions Examination Council, or FFIEC, will need to be applied to these receivables. Implementation of such guidelines will result in private label credit card receivables being charged off at 6 months contractually delinquent (end of the month 60 days after notification for receivables involving a bankruptcy) versus the current practice of generally being charged off the month following the month in which the account becomes 9 months contractually delinquent (end of the month 90 days after notification for receivables involving a bankruptcy). HSBC's plans for ultimate collection on these receivables will therefore be demonstrably different from the current practice and may require different reserve requirements. As of June 30, 2003, we have not allocated any purchase price adjustment to owned loss reserves in contemplation of this change as the process for preparing regulatory approval requests for the movement of our private label card receivables to HSBC's U.S. banking subsidiary has only recently been initiated. To the extent we proceed with this business plan, we currently estimate that such fair value adjustment to reflect the expected impact of the implementation of the regulatory guidelines would be an increase to owned loss reserves for such existing private label credit card receivables which were originated prior to March 29, 2003. We and HSBC are also evaluating whether select other products will also be held in the HSBC U.S. banking subsidiary.

6.  Acquired Intangibles

Acquired intangibles consisted of the following:


(In millions)                                                Gross  Accumulated Carrying
                                                            --------
June 30, 2003                                                       Amortization Value
                                                                    --------------------

Purchased credit card relationships and related programs   $1,488.4   $  47.3   $1,441.1

Retail Services merchant relationships                        270.1      14.3      255.8

Other loan related relationships                              326.1       9.7      316.4

Trade names                                                   715.0        --      715.0

Technology, customer lists and other contracts                281.0       9.0      272.0

                                                        --------------------------------

Acquired intangibles                                       $3,080.6   $  80.3   $3,000.3

                                                        --------------------------------

        (In millions)                         Gross  Accumulated Carrying
                                             --------
        December 31, 2002                            Amortization Value
                                                     --------------------

        Purchased credit card relationships  $1,038.6$      670.8$  367.8

        Other intangibles                        26.5         7.9    18.6

                                             ----------------------------

        Acquired intangibles                 $1,065.1$      678.7$  386.4

                                             ----------------------------

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

Estimated amortization expense associated with our acquired intangibles for each of the following years is as follows:


                         (In millions)

                         Year ending December 31,

                         2003                    $258.4

                         2004                     355.3

                         2005                     334.5

                         2006                     327.1

                         2007                     309.5

7.  Income Taxes

For the second quarter, our effective tax rate was 33.7 percent in 2003 (successor) and 33.0 percent in 2002 (predecessor). Our effective tax rate was
33.7 percent for the period March 29 through June 30, 2003 (successor); 42.5 percent for the period January 1 through March 28, 2003 (predecessor); and 33.6 percent for the first six months of 2002 (predecessor). The effective tax rate for the period ended March 28, 2003 was adversely impacted by the non-deductibility of certain HSBC acquisition related costs. Excluding HSBC acquisition related costs of $198.2 million, which resulted in a $27.3 million tax benefit, our effective tax rate was 33.3 percent for the period January 1 through March 28, 2003. The effective tax rate differs from the statutory federal income tax rate primarily because of the effects of state and local income taxes and tax credits.

8.  Comprehensive Income

In 2003, comprehensive income was $528.1 million for the second quarter (successor), $491.8 million for the period March 29 through June 30 (successor) and $396.3 million for the period January 1 through March 28 (predecessor). In 2002, comprehensive income was $297.7 million for the second quarter (predecessor) and $1,125.5 million for the six months ended June 30, 2002 (predecessor).

The components of accumulated other comprehensive income (loss) were as follows:


                                                        June 30,
                                                                   December 31,
                                                          2003         2002
                                                       ----------- -------------

(In millions)                                          (Successor) (Predecessor)

Unrealized losses on cash flow hedging instruments     $     (85.1) $    (736.5)

Unrealized gains on investments and interest-only
  strip receivables                                          126.5        319.3

Foreign currency translation and other adjustments            76.7       (277.7)

                                                       ----------- ------------

Accumulated other comprehensive income (loss)          $     118.1  $    (694.9)

                                                       ----------- ------------


The balances associated with the components of accumulated other comprehensive income (loss) on a "predecessor" basis were eliminated as a result of push-down accounting effective March 29, 2003 when the "successor" period began. 9. Stock-Based Compensation

In 2002, we adopted the fair value method of accounting for our stock option and employee stock purchase plans. We elected to recognize stock compensation cost prospectively for all new awards granted under those plans beginning January 1, 2002 as provided under SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure (an amendment of FASB Statement No.
123)" ("SFAS No. 148"). Prior to 2002, we applied the recognition and measurement provisions of APB No. 25, "Accounting for Stock

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

Issued to Employees" in accounting for those plans. No compensation expense for these plans is reflected in net income for the quarter or six months ended June 30, 2002 as all employee stock options granted prior to January 1, 2002 had an exercise price equal to the market value of the underlying common stock on the date of grant and the purchase price for the shares issued under the employee stock purchase plan was not less than 85 percent of the market price. Because option expense is recognized over the vesting period of the awards, generally four years, compensation expense included in the determination of net income for the predecessor and successor periods in 2003 is less than that which would have been recognized if the fair value method had been applied to all awards since the original effective date of FASB Statement No. 123.

In conjunction with the HSBC merger, outstanding stock options and restricted stock rights ("RSRs") granted under our various equity plans were assumed by HSBC and converted into options to purchase or rights to receive ordinary shares of HSBC. Stock options and RSRs which were issued prior to November 2002 vested upon completion of the merger. The employee stock purchase plan was terminated on March 7, 2003 and Household stock was purchased on that date. These shares of Household common stock were converted into HSBC shares at the time of the merger. All rights to HSBC shares were adjusted based upon the agreed-upon merger exchange ratio as described in Note 2.

The following table illustrates the effect on net income if the fair value method had been applied to all outstanding and unvested awards in each period.


                            Three        Three
                           months       months      March 29     January 1    Six months
                            ended        ended       through      through        ended
                          June 30,     June 30,     June 30,     March 28,     June 30,
                            2003         2002         2003         2003          2002
                         ----------- ------------- ----------- ------------- -------------
(In millions)            (Successor) (Predecessor) (Successor) (Predecessor) (Predecessor)

Net income, as reported    $   364.0   $   507.4     $   373.7   $   245.7   $     998.4

Add stock-based employee
compensation expense
included in reported net
income, net of tax:

Stock option and employee
stock purchase plans             1.3          --           1.3         6.6            --

Restricted stock rights          2.4         8.7           2.4        11.5          17.2

Deduct stock-based employee
compensation expense
determined under the fair
value method, net of tax:

Stock option and employee
stock purchase plans            (1.3)       (7.3)         (1.3)      (52.6)        (14.4)

Restricted stock rights         (2.4)       (8.7)         (2.4)      (11.5)        (17.2)

                           ---------   ---------     ---------   ---------   -----------

Pro forma net income       $   364.0   $   500.1     $   373.7   $   199.7   $     984.0

                           ---------   ---------     ---------   ---------   -----------


The pro forma compensation expense included in the table above may not be representative of the actual effects on net income for future years.

10.  Transactions with Affiliates

In the second quarter of 2003, we received $3.3 billion in funding from affiliates of HSBC. This funding was on terms comparable to those that would be made with unaffiliated parties. Interest expense on this funding totaled $4.6 million for both the quarter ended June 30, 2003 (successor) and the period March 29, 2003 through June 30, 2003 (successor).

In consideration of HSBC affiliates transferring sufficient funds to make the payments described in Note 2 with respect to Household's depositary shares, we issued a new series of 6.50% cumulative preferred stock in the amount of $1.1 billion to HSBC on March 28, 2003. The preferred stock is redeemable by Household at any time after March 31, 2008.

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

11.  New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation Number 46, "Consolidation of Variable Interest Entities" ("Interpretation No. 46"). Interpretation No. 46 clarifies the application of Accounting Research Bulletin Number 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Qualifying special purpose entities as defined by FASB Statement Number 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" are excluded from the scope of Interpretation No. 46. Interpretation No. 46 applies immediately to all variable interest entities created after January 31, 2003 and is effective for fiscal periods beginning after July 1, 2003 for existing variable interest entities. We adopted Interpretation No. 46 in the second quarter of 2003. This adoption did not have a material impact on our financial position or results of operations.

In April 2003, the FASB issued Statement Number 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidelines are to be applied prospectively. The provisions of SFAS 149 that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. We do not expect SFAS No. 149 will have a material impact to our financial position or results of operations.

In May 2003, the FASB issued Statement Number 150, "Accounting for Financial Instruments with Characteristics of Liabilities, Equity, or Both" ("SFAS No. 150"). This limited scope statement prescribes changes to the classification of preferred securities of subsidiary trusts and the accounting for forward purchase contracts issued by a company in its own stock. SFAS No. 150 requires all preferred securities of subsidiary trusts to be classified as debt on the consolidated balance sheet and the related dividends as interest expense. We adopted SFAS No. 150 in the second quarter of 2003 and, therefore, have reclassified company obligated mandatorily redeemable preferred securities of subsidiary trusts as debt. Dividends on these securities have historically and will continue to be reported as interest expense in our consolidated statements of income.

12.  Segment Reporting

We have three reportable segments: Consumer, Credit Card Services and International. Our Consumer segment consists of our consumer lending, mortgage services, retail services and auto finance businesses. Our Credit Card Services segment consists of our domestic MasterCard and Visa credit card business. Our International segment consists of our foreign operations in the United Kingdom and Canada. There has been no change in the basis of our segmentation or in the measurement of segment profit as compared with the presentation in our Annual Report on Form 10-K for the year ended December 31, 2002.

We allocate resources and provide information to management for decision making on a managed basis. Therefore, an adjustment is required to reconcile the managed financial information to our reported financial information in our consolidated financial statements. This adjustment reclassifies net interest margin, fee income and loss provision into securitization revenue. Income statement information included in the table for the six months ended June 30, 2003 combines January 1 through March 28, 2003 (the "predecessor period") and March 29 to June 30, 2003 (the "successor period") in order to present "combined" financial results for the six-month period. Fair value adjustments related to purchase accounting and related amortization have been allocated to Corporate, which is included in the "All Other" caption within our segment disclosure.

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

                       Reportable Segments--Managed Basis


                                                                                  Managed                        Owned
                          Credit                               Adjustments/       Basis    Securitization       Basis
                           Card    Inter-     All              Reconciling     Consolidated                  Consolidated
                Consumer Services national   Other     Totals     Items           Totals    Adjustments         Totals
(In millions)   ------------------------------------ ----------------------    --------------------------    ------------
Three months
ended June 30,
2003

Net interest
margin          $ 1,804.1 $  471.6 $  180.8 $  207.1 $  2,663.6          --     $   2,663.6 $      (718.3)(4) $   1,945.3

Fee income          110.1    294.6     20.4      1.9      427.0          --           427.0        (167.3)(4)       259.7

Other revenues,
excluding fee
income              144.5     36.7     77.1    143.8      402.1 $     (40.1)(1)       362.0         268.6 (4)       630.6

Intersegment
revenues             30.3      6.9      3.1      (.2)      40.1       (40.1)(1)          --            --              --

Provision for
credit losses     1,182.9    383.3     85.1      3.0    1,654.3         2.0 (2)     1,656.3        (617.0)(4)     1,039.3

Net income          175.2     94.3     43.9     77.3      390.7       (26.7)          364.0            --           364.0

Receivables      83,992.1 17,439.2 10,185.5    958.4  112,575.2          --       112,575.2     (24,268.2)(5)    88,307.0

Assets           86,352.1 20,086.6 11,171.7 27,059.4  144,669.8    (8,822.2)(3)   135,847.6     (24,268.2)(5)   111,579.4

                ------------------------------------ ----------------------    --------------------------    ------------

Three months
ended June 30,
2002

Net interest
margin          $ 1,718.9 $  423.0 $  154.1 $  (15.4)$  2,280.6          --     $   2,280.6$       (651.6)(4)$    1,629.0

Fee income           84.3    256.5     13.1      1.4      355.3          --           355.3        (165.0)(4)       190.3

Other revenues,
excluding fee
income              140.3     41.4    107.8    214.7      504.2$      (53.1)(1)       451.1         389.1 (4)       840.2

Intersegment
revenues             42.8      8.2      2.5      (.4)      53.1       (53.1)(1)          --            --              --

Provision for
credit losses       841.5    346.8     88.8       .4    1,277.5          .9 (2)     1,278.4        (427.5)(4)       850.9

Net income          363.5     65.9     56.1     56.3      541.8       (34.4)          507.4            --           507.4

Receivables      80,134.5 16,566.9  7,648.8  1,110.4  105,460.6          --       105,460.6     (22,322.7)(5)    83,137.9

Assets           82,320.2 17,612.6  8,915.6 19,643.9  128,492.3    (9,363.3)(3)   119,129.0     (22,322.7)(5)    96,806.3

                ------------------------------------ ----------------------    --------------------------    ------------

Six months ended
June 30, 2003

Net interest
margin          $ 3,542.3 $  950.2 $  359.9 $  169.8 $  5,022.2          --     $   5,022.2 $    (1,443.9)(4) $   3,578.3

Fee income          215.8    621.0     38.9      3.1      878.8          --           878.8        (322.0)(4)       556.8

Other revenues,
excluding fee
income              153.1     94.7    149.9    511.3      909.0$      (76.5)(1)       832.5         741.6 (4)     1,574.1

Intersegment
revenues             56.2     15.5      5.7      (.9)      76.5       (76.5)(1)          --            --              --

Provision for
credit losses     2,122.7    774.6    170.0      2.6    3,069.9         3.3 (2)     3,073.2      (1,024.3)(4)     2,048.9

Net income          391.5    222.1     75.1    (18.3)     670.4       (51.0)          619.4            --           619.4

Operating net
income (6)          391.5    222.1     75.1    149.0      837.7       (51.0)          786.7            --           786.7

                ------------------------------------ ----------------------    --------------------------    ------------

Six months ended
June 30, 2002

Net interest
margin          $ 3,377.1 $  840.8 $  307.5 $    8.4 $  4,533.8          --     $   4,533.8 $    (1,307.9)(4) $   3,225.9

Fee income          172.9    527.0     23.2      4.2      727.3          --           727.3        (320.5)(4)       406.8

Other revenues,
excluding fee
income              305.7    108.3    161.1    526.8    1,101.9$     (100.7)(1)     1,001.2         761.6 (4)     1,762.8

Intersegment
revenues             78.6     18.2      4.8      (.9)     100.7      (100.7)(1)          --            --              --

Provision for
credit losses     1,762.5    717.4    150.9     33.5    2,664.3       (23.6)(2)     2,640.7        (866.8)(4)     1,773.9

Net income          670.7    143.3     81.9    151.5    1,047.4       (49.0)          998.4            --           998.4

                ------------------------------------ ----------------------    --------------------------    ------------



(1)Eliminates intersegment revenues.


(2)Eliminates bad debt recovery sales and reclassifies loss reserves between operating segments.


(3)Eliminates investments in subsidiaries and intercompany borrowings.


(4)Reclassifies net interest margin, fee income and loss provisions relating to securitized receivables to other revenues.


(5)Represents receivables serviced with limited recourse.


(6)This non-GAAP financial measure is provided for comparison of our operating trends only and should be read in conjunction with our owned basis GAAP financial information. Operating results, percentages and ratios exclude $167.3 million (after-tax) of HSBC acquisition related costs and other merger related items incurred by Household.

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